UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
GUARDD Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 30, 2018

Physical address of issuer
1700 Lincoln St. 17th Fl. Denver, CO 80203

Website of issuer
https://www.guardd.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 17, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$30,242	$955
Cash & Cash Equivalents	$30,242	$955
Accounts Receivable	$-	$-
Short-term Debt	$901	$-
Long-term Debt	$25,447	$-
Revenues/Sales	$31,530	$-
Cost of Goods Sold	$6,500	$-
Taxes Paid	$901	$-
Net Income (Loss)	$2,940	-($26,045)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
12/19/2022

GUARDD Inc.

Up to $1,235,000 of Crowd Notes

GUARDD Inc., ("GUARDD Inc.", "GUARDD", the "Company", "we", "us", or "our"), is offering up to $1,235,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 17, 2023, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 3, 2023 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.guardd.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://seedinvest.com/guardd

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

GUARDD Inc. ("the Company") is a Delaware C-Corporation, incorporated on August 30, 2018.

The Company is located at 1700 Lincoln St. 17th Fl. Denver, CO 80203.

The Company's website is https://www.guardd.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/guardd and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	February 17, 2023
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 14 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Sherwood Neiss has a potential conflict of interest as he will serve as a General Partner of the D3VC. D3VC is a venture fund that invests in crowdfunding companies that are likely to go on for following on funding. D3VC may seek liquidity of some of its portfolio companies on ATSs and use GUARDD for the disclosures. Mr. Neiss is not being compensated, the amount of time dedicated to D3VC is minimum and the overlay with GUARDD is positive.

Sherwood Neiss has a potential conflict as a partner at Crowdfund Capital Advisors where he oversees industry data. Mr. Neiss created the investment crowdfunding industry's first data aggregator. This database not only provides the data and analysis for what is happening in the industry but it is connected to Bloomberg terminal. Mr. Neiss contributes to reports on the industry. He is an active speaker on the subject which, however, leads to a conversation about liquidity and GUARDD. Therefore he believes his additional work there will allow him to also be a marketing agent for GUARDD.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The secondary trading] market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sherwood Neiss. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key

employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company has not filed a Form D for its convertible note offering from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply. The convertible note was converted to a grant in 2022 and the debt was forgiven.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Sherwood Neiss was previously a small equity holder in SeedInvest. Prior to SeedInvest's acquisition by Circle, Sherwood Neiss was an early equity holder in the company. SeedInvest has also previously done business with two of the other co-founders of GUARDD, Doug Ellenoff and Jim Dowd.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Note. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be

aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

GUARDDis a SaaS platform service that collects, verifies, and disseminates private company information, including financial data, facilitating transparency for investors and Blue Sky compliance for issuers. With a Blue Sky GUARDD report, a company's financial information is published in a National Securities Manual, and their securities can trade on an ATS. Public companies publish 10-Ks and 10-Qs into EDGAR. The National Securities Manual is an equivalent disclosure regime for private companies. GUARDD hence is EDGAR for the private capital markets.As secondary trading of pre-IPO and startup securities grows, GUARDD will play an important role in providing ongoing company and financial disclosures, so issuers comply with the rules.

Business Plan

GUARDD entered the market to create a streamlined, cost-effective way for private companies to publish ongoing disclosures in a National Securities Manual, qualify for the Manual Exemption, and allow investors to trade securities on any ATS. GUARDD's online interface guides the user to complete company, business and financial data fields. Its standardized report summarizes the most pertinent information an investor needs to make an informed decision. GUARDD opens the door for the sale and exit of private company investments.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.31% of the proceeds, or $102,625, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Staff	84%	84%	64%
Technical Fees	7%	7%	7%
Marketing & Advertising	3%	3%	2%
Rent	2%	2%	2%
Software	2%	2%	3%
Operations	2%	2%	22%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sherwood Neiss	CEO	CEO
James Dowd	Co-founder & Advisor	Co-founder & Advisor
Douglas Ellenoff	Co-founder & Advisor	Co-founder & Advisor

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	3,600,000	Yes	N/a	N/a	100%	None.

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership

A majority of the Company is owned by Sherwood Neiss, ESQ Vest LLC, and North Capital Investment Technology Inc. and North Capital Seed Ventures, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sherwood Neiss	1,000,000 common shares	27.8%
ESQ Vest LLC	1,000,000 common shares	27.8%
North Capital Investment Technology Inc. and North Capital Seed Ventures, LLC	1,000,000 common shares	27.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

GUARDDis a SaaS platform service that collects, verifies, and disseminates private company information, including financial data, facilitating transparency for investors and Blue Sky compliance for issuers. With a Blue Sky GUARDD report, a company's financial information is published in a National Securities Manual, and their securities can trade on an ATS. Public companies publish 10-Ks and 10-Qs into EDGAR. The National Securities Manual is an equivalent disclosure regime for private companies. GUARDD hence is EDGAR for the private capital markets.As secondary trading of pre-IPO and startup securities grows, GUARDD will play an important role in providing ongoing company and financial disclosures, so issuers comply with the rules.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $48,497.51 in cash on hand as of November 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Crowd Notes are being offered with a valuation cap of $6,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note (Forgiven)	Feb 8, 2021	Reg D	Convertible Note	N/a	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $100,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Note plus accrued unpaid interest, or the amount of stock the Crowd Note would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Note in this Regulation CF offering.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

There are no related party transactions.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification

approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sherwood Neiss
(Signature)

Sherwood Neiss
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sherwood Neiss
(Signature)

Sherwood Neiss
(Name)

CEO
(Title)

12/19/2022
(Date)

/s/ Doug Ellenoff
(Signature)

Doug Ellenoff
(Name)

Co-founder & Advisor
(Title)

12/19/2022
(Date)

/s/ Jim Dowd
(Signature)

Jim Dowd

(Name)

Co-founder & Advisor

(Title)

12/19/2022

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

GUARDD, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GUARDD, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of GUARDD, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 7, 2022
Los Angeles, California

GUARDD INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	30,242	$	955
Total Current Assets		**30,242**		**955**
Total Assets	**$**	**30,242**	**$**	**955**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Convertible Note		25,000		-
Accrued Interest on Convertible Note		447		-
Other Current Liabilities		901		-
Total Current Liabilities		**26,348**		-
Total Liabilities		**26,348**		**-**
STOCKHOLDERS EQUITY				
Common Stock		360		360
Additional Paid in Capital		86,640		86,640
Retained Earnings/(Accumulated Deficit)		(83,105)		(86,045)
Total Stockholders' Equity		**3,895**		**955**
Total Liabilities and Stockholders' Equity	**$**	**30,242**	**$**	**955**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 31,530	$ -
Cost of Reports Sold	6,500	-
Gross profit	25,030	-
Operating expenses		
General and Administrative	19,554	26,045
Sales and Marketing	1,188	-
Total operating expenses	20,742	26,045
Operating Income/(Loss)	4,287	(26,045)
Interest Expense	447	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	3,841	(26,045)
Provision/(Benefit) for income taxes	901	-
Net Income/(Net Loss)	**$ 2,940**	**$ (26,045)**

See accompanying notes to financial statements.

GUARDD INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	3,600,000	**$ 360**	**$ 59,640**	**$ (60,000)**	**$ -**
Capital contribution			27,000		27,000
Net income/(loss)				(26,045)	(26,045)
Balance—December 31, 2020	3,600,000	360	86,640	$ (86,045)	**$ 955**
Net income/(loss)				2,940	2,940
Balance—December 31, 2021	**3,600,000**	**$ 360**	**$ 86,640**	**$ (83,105)**	**$ 3,895**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	2,940	$	(26,045)
Changes in operating assets and liabilities:				
Accrued Interest on Convertible Note		447		-
Other Current Liabilities		901		
Net cash provided/(used) by operating activities		**4,287**		**(26,045)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		27,000
Borrowing on Convertible Notes		25,000		-
Net cash provided/(used) by financing activities		**25,000**		**27,000**
Change in Cash		29,287		955
Cash—beginning of year		955		-
Cash—end of year	**$**	**30,242**	**$**	**955**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	447	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GUARDD Inc. was incorporated on August 29, 2018 in the state of Delaware. The financial statements of GUARDD Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

GUARDD is a SaaS platform service that collects, verifies, and disseminates private company information, including financial data, facilitating transparency for investors and Blue Sky compliance for issuers. With a Blue Sky GUARDD report, a company's financial information is published in a National Securities Manual, and their securities can trade on an ATS. Public companies publish 10-Ks and 10-Qs into EDGAR. The National Securities Manual is an equivalent disclosure regime for private companies. GUARDD hence is EDGAR for the private capital markets. As secondary trading of pre-IPO and startup securities grows, GUARDD will play an important role in providing ongoing company and financial disclosures, so issuers comply with the rules.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

GUARDD Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return

based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the “GUARDD report,” which is akin to a 10-K/10-Q disclosure filing done by public companies but for private ones. Most of the company’s clients come from referrals from Broker-dealers that wish to list/sell a security and need to make sure their client is compliant with the exemption of state registration of their private company securities.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $1,188 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 7, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Tax Payable	901	-
Total Other Current Liabilities	**$ 901**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 3,600,000 Common Stock have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, no of Preferred Shares have been issued and are outstanding.

5. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 25,000	2.00%	02/08/2021	08/14/2021	447	447	25,000	-	25,447	-	-	-	$ -	-
Total	**$ 25,000**				**$ 447**	**$ 447**	**$ 25,000**	**$ -**	**$ 25,447**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

The convertible notes are convertible into equity interest at a conversion price. The conversion price is defined as the Conversion Amount, divided by an amount equal to eighty percent (80%) of the per share or unit price at which the Conversion Shares sold or issued pursuant to such Financing are so sold or issued. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

Current:		
Federal, state, and local	$	901
Foreign	$	-
Total	$	901
Deferred		
Federal, state, and local	$	-
Foreign	$	-
Total non-current expense (benefit)	$	-
Total	$	901

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	-
Net current deferred tax asset	$	-

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 7, 2022, which is the date the financial statements were available to be issued.

In 2022 GUARDD brought on Masterworks as their biggest client to date. Masterworks is an acquirer of fine art, such as Picasso paintings. Masterworks fractionalizes the Picasso painting into shares and sells of those shares to investors. Investors hence can "own a piece of a Picasso" without have to pay for the entire thing. As the Picasso increases in value over time so do investor's shares. Investors can also trade their shares on a secondary market which may also drive up (or down) the price of the Picasso.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C

PDF of SI Website


GUARDD, INC.
SECONDARY DISCLOSURE REPORT
is here
investments
private company
Liquidity out of
SaaS platform automating
the compliance process for private companies
looking to sell secondary shares

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GUARDD, Inc.

SaaS platform automating the compliance process for private companies looking to sell secondary shares

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$1,000	$6,000,000	Crowd Note
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INVEST IN GUARDD, INC.

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.guardd.com

Share:

GUARDD, Inc. is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Since launch in 2021, over 500 securities have been traded on secondary markets using GUARDD for ongoing disclosure compliance
- Recently signed Masterworks, a leading fractional securities issuer of art and collectibles that just secured $100M in financing, as a client
- The Securities and Exchange Commission (SEC) has recently enforced actions against crypto, token, and NFT issuers that are deemed securities, demonstrating the need to enable secondary trading of these securities
- Achieved revenue and company projects to do $205K revenue in 2022 vs. $31K in 2021 (unaudited)

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

- Management team has deep industry experience; CEO helped co-author the Crowdfunding investment framework, lobbied and testified in front of the US House and Senate, attended the White House for the 2012 JOBS Act bill signing ceremony, and is the former CFO of a VC-backed startup that had a successful exit. Co-founders include a founding partner at a well-known alternative finance-focused law firm and a leading broker-dealer in the alternative finance space

Trillions of dollars in secondary trading of securities and liquidity of pre-IPO startups and hyper-growth private companies are in the market today. GUARDD is the EDGAR-like disclosure SaaS that enables this trading, to keep investors and analysts informed and markets running efficiently.

If a company is private and has issued securities, investors historically have had very limited liquidation ability. Their exit has been tied to a sale, merger, or IPO. With Alternative Trading Systems (ATS) - think national exchanges like the NYSE, but for private trading systems - coming into existence, investors now have the ability to sell their securities, freeing up trillions in pent-up liquidity.

However, companies still need to comply with regulation. The federal government and the SEC regulate the primary issuance of securities (public or private). States regulate the secondary trading (transfer) of those securities if they aren't happening on an exchange like the NYSE.

In order for shares to trade on an ATS, current and ongoing company and financial information must be made available and published in a National Securities Manual that is recognized by 43 states. This information is similar to typical types of financial disclosures public companies put together for investors in quarterly filings with the SEC.

There are really only two National Securities Manuals. They are Mergent and OTC Markets. Neither of them primarily works with private companies nor are ATS agnostic. Hence, the common way (historically) for a company to publish its current and ongoing disclosures was to be public; an extremely costly endeavor.

GUARDD entered the market to create a streamlined, cost-effective way for private companies to publish ongoing disclosures in a National Securities Manual, qualify for the Manual Exemption, and allow investors to trade securities on any ATS. GUARDD's online interface guides the user to complete company, business and financial data fields. Its standardized report summarizes the most pertinent information an investor needs to make an informed decision. GUARDD opens the door for the sale and exit of private company investments.

Gallery




Managing Risk In Private Capital Markets - DAAS Conference 2022
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VERTALO
The Digital Assets
And
Securities Conference
Justin Newton
Sherwood Neiss
Managing Risk In Private Capital Markets
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May 19 - 21, 2022 | Austin, TX

Managing Risk In Private Capital Markets - DAAS Conference 2022.

Sherwood Neiss, CEO of GUARDD on stage at the Vertalo Digital Assets and Securities Conference.

Media Mentions

CISION PR Newswire | EINPRESSWIRE | CROWDFUND INSIDER | CROWDFUND INSIDER | DIGITAL JOURNAL

FINTECH TV EXPONENTIAL VOICES

The Team

Founders and Officers



Woodie Neiss

CEO

Sherwood Neiss is a co-founder and principal at GUARDD. He co-authored the Crowdfunding exemption framework, which became the basis of Title III of the U.S. JOBS Act to legalize equity and lending-based crowdfunding. He has testified in front of both the US House and Senate Committees regarding crowdfunding and attended the bill signing ceremony for the JOBS Act at the White House. He is a co-founder of Crowdfund Capital Advisors (CCA), which serves certain governments and multilateral organizations, including the Inter-American Development Bank, the World Bank, 43 governments, professional investors, crowdfunding professionals, and the entrepreneurial community. Mr. Neiss co-authored the World Bank's research report, "Crowdfunding's Potential for the Developing World", and "Crowdfund Investing for Dummies". He is the chief architect of the CCLEAR Regulation Crowdfunding Database that tracks and monitors $2B in online security transactions for investors, regulators, platforms, and the media. Earlier in his career, Mr. Neiss co-founded FLAVORx, Inc., acted as its chief financial officer, and won Ernst & Young's Entrepreneur of the Year award, as well as the Inc. 500 award three years in a row.



Doug Ellenoff

CO-FOUNDER/ADVISOR

Douglas S. Ellenoff is a co-founder and principal at GUARDD. He is a member of Ellenoff Grossman & Schole LLP since its founding in 1992, and is a corporate and securities attorney with a focus on business transactions and corporate financings. The firm, which consists of nearly 80 lawyers, has established itself as a leader in various capital market initiatives, such as, Crowdfunding, SPACs, PIPEs and Registered Direct Offerings. He is also Chairman and Co-Founder of iDisclose, an online application for entrepreneurs and small businesses. iDisclose may be deemed to be an ancillary business of the law firm, which indirectly through an investment holding company, has an ownership interest in the business opportunity. During his career, he has represented numerous entrepreneurs, broker-dealers, investor groups, and many corporations involved in the capital formation process. In the last few years alone, he has been involved at various stages in numerous registered public offerings, including 100 financings and, with other members of his firm, over 500 private placements into public companies (PIPEs and Venture Capital), 125 registered blind pool offerings (commonly referred to as "SPACs") and 25 sizable SPACquisitions (the M&A component). With respect to Crowdfunding, he is actively engaged with clients (funding portals, broker-dealers, technology solution providers, software developers, investors and entrepreneurs) and he has been to both the SEC and FINRA numerous times to discuss proposed rules. He also provides counsel with regard to their respective ongoing (SEC, AMEX, and NASD) regulatory compliance. Mr. Ellenoff has represented public companies in connection with their initial public offerings, secondary public offerings and regulatory compliance.



Jim Dowd

CO-FOUNDER/ADVISOR

Jim Dowd is a co-founder and principal at GUARDD. He is also the Founder and CEO of North Capital Private Securities (NCPS), a leading broker-dealer for online funding platforms; North Capital Investment Technology (NCIT), which provides marketplace technology and services for online capital formation; and North Capital Inc., a registered investment advisor. Prior to launching North Capital in 2008, Mr. Dowd was a Senior Managing Director and Head of the Hedge Fund Advisory and Fund of Funds business at Bear Stearns & Company. Before Bear, Mr. Dowd was a portfolio manager for eight years, focusing on Japanese convertible bond and options arbitrage strategies. He previously spent nine years with Bankers Trust in New York, London and Tokyo, where he was Managing Director and Head of Derivatives Trading for Asia and a Partner of Bankers Trust. Mr. Dowd began his career with Samuel Montagu Capital Markets Inc., a boutique investment bank in New York.

Notable Advisors & Investors



Joan Adler

Advisor, Blue Sky securities law expert

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one tc be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Guardd has set an overall target minimum of US $200,000 for the round, Guardd must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Guardd's Form C.
Regulation CF cap:	While Guardd is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are

	exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised



Staff
Technical Fees
Marketing and Advertising
Rent
Software
Operations

If Maximum Amount Is Raised



Staff
Technical Fees
Marketing and Advertising
Rent
Software
Operations

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $25,000
Closed Date	Feb 8, 2021
Security Type	Convertible Note

Market Landscape



$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
2021
2022
2023
2024
2025
2026
2027

The estimated market value of secondary trading Blue Sky compliance over the next 5 years

According to the Small Business Administration, there are 30.7M companies in the United States. Of those, 385,185 are private companies that have issued securities and filed with the SEC to raise capital. Crunchbase, which typically covers companies of interest to Silicon Valley, has 195,206 companies with funding rounds that are among those private companies.

As more companies stay private longer and raise exempt capital, they may create unrealized value. They may have investors on their cap table wishing for liquidity. We estimate that 50% of those companies have the potential for secondary market activity. While not all will trade on an ATS, we believe many brokers will still use GUARDD for Rule 144 and 211 compliance to quote those securities. Hence, we believe the total addressable market is 97,603 firms/securities.

In addition, a new class of fractional securities is emerging, allowing investors to own a piece of an asset and trade that on an ATS. Examples include a Picasso on Masterworks, NBA basketball shoes on Collectables, and real estate on Landa. As this segment of the private capital markets grows, these securities will need Blue Sky compliance and hence GUARDD to enable secondary trading. We estimate more than 50,000 of these securities will be traded in the next decade.

And finally, now that the SEC has deemed many tokens, crypto assets, and NFTs securities, we believe many of the estimated 10,000 tokens outstanding will have to comply with Blue Sky laws if they wish to trade on ATS. We believe we are a couple years away from this adoption, but expect GUARDD to be in high demand.

To realize the full potential of secondary trading, these securities must be manually registered in each state in which they are sold — which can be a costly, cumbersome, bureaucratic, and time-consuming process. Or companies can elect to use GUARDD.

Risks and Disclosures

Sherwood Neiss has a potential conflict of interest as he will serve as a General Partner of the D3VC. D3VC is a venture fund that invests in crowdfunding companies that are likely to go on for following on funding. D3VC may seek liquidity of some of its portfolio companies on ATSs and use GUARDD for the disclosures. Mr. Neiss is not being compensated, the amount of time dedicated to D3VC is minimum and the overlay with GUARDD is positive.

Sherwood Neiss has a potential conflict as a partner at Crowdfund Capital Advisors where he oversees industry data. Mr. Neiss created the investment crowdfunding industry's first data aggregator. This database not only provides the data and analysis for what is happening in the industry but it is connected to Bloomberg terminal. Mr. Neiss contributes to reports on the industry. He is an active speaker on the subject which, however, leads to a conversation about liquidity and GUARDD. Therefore he believes his additional work there will allow him to also be a marketing agent for GUARDD.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The secondary trading] market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sherwood Neiss. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and

adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company has not filed a Form D for its convertible note offering from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply. The convertible note was converted to a grant in 2022 and the debt was forgiven.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Sherwood Neiss was previously a small equity holder in SeedInvest. Prior to SeedInvest's acquisition by Circle, Sherwood Neiss was an early equity holder in the company. SeedInvest has also previously done business with two of the other co-founders of GUARDD, Doug Ellenoff and Jim Dowd.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing

disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	Dec 14, 2022	Folder
Fundraising Round (1 file)	Dec 14, 2022	Folder
Investor Agreements (1 file)	Dec 14, 2022	Folder
Miscellaneous (4 files)	Dec 14, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in GUARDD, Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by GUARDD, Inc.. Once GUARDD, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to GUARDD, Inc. in exchange for your securities. At that point, you will be a proud owner in GUARDD, Inc..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, GUARDD, Inc. has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now GUARDD, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point GUARDD, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when GUARDD, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is GUARDD, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the GUARDD, Inc.'s Form C. The Form C includes important details about GUARDD, Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


GUARDD, INC.
SECONDARY DISCLOSURE REPORT
is here
investments
private company
Liquidity out of
SaaS platform automating
the compliance process for private companies
looking to sell secondary shares

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

EXECUTIVE SUMMARY

- The **last-mile solution** to enable $multi-billion secondary markets for illiquid securities
- **API forward**, online SaaS replaces a costly, bureaucratic, manual process
- **Post-revenue company** with a growing partner network
- Recent SEC enforcement action **validates market opportunity**/crypto pipeline
- Founding team with **deep industry/market knowledge and experience**
- **Cohort** of: Association of International Certified Professional Accountants | CPA.com Startup Accelerator 2021





SHERWOOD NEISS

CEO of GUARDD

Why Him?

- MBA, Wall Street/Silicon Valley experience
- Former co-founder/CFO of a multi-million dollar funded and successfully exited health tech startup
- Co-creator of the regulatory framework of the multi-billion investment crowdfunding industry, Investment crowdfunding author
- Co-creator of the Bloomberg crowdfunding disclosure database
- Former client to the World Bank, US State Department, and 43 countries/securities regulators globally
- Former 3-time Inc500 Winner & E&Y EOY Recipient

CHALLENGE: Investors want liquidity

01 PRIVATE COMPANIES RAISE CAPITAL FROM INVESTORS

02 VALUE OF INVESTMENT INCREASES OVER TIME LEADING TO UNREALIZED RETURNS

03 INVESTOR'S CAPITAL IS LOCKED UP UNTIL A SALE, MERGER, OR IPO


$2 TRILLION

Regulators Want Ongoing Full and Fair Disclosures for Investors

The Secondary Trading Ecosystem Relies on Disclosures/Data for Transparency and Market Credibility



Regulators license and oversee the markets. They have access to data from the trading system as well as the Issuer disclosures
Registered trading systems perform diligence on issuers that wish to have their securities available for trade as well as diligence ongoing disclosures
GUARDD, INC.
SECONDARY DISCLOSURE REPORT
Analysts cover market activity on the trading systems and cover Issuers/ disclosures. Their coverage Is available to regulators and the public
Investors buy and sell their securities on trading systems and get access to disclosures
Issuers apply to have their securities available on a trading system and publish ongoing disclosures to provide current Information to Investors

THE SOLUTION

The Manual Exemption

Recognized in 43 states. The Manual exemption states that if an issuer **publishes** current and **ongoing** company and **financial Information** into a "National Securities Manual," they can be **exempt** from registration, and those securities can **freely trade** on an ATS.

We assist with registration/exemption in NY/CA and remaining states such that securities can trade in all 50 states.



WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
ME
NH
MA
CT
RI
NJ
DE
MD
DC
AK
HI
Manual Exemption Recognized
Not Recognized


GUARDD INC.
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GUARDD SECONDARY TRANSFER DISCLOSURE
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Auditor's Report
Capital Stock
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Listing Information
Offering Information
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MERGENT, INDUSTRIAL, OTC and UNLISTED
OTIS GALLERY LLC

PRODUCT OVERVIEW

Input

Using our online interface, clients create an account and either upload company and financial data using our custom API, CSV upload, or manual entry. A dashboard guides the user through the required disclosures, including links for uploading supporting documents (i.e., SEC filings, audit reports, risk disclosures, etc.)

Compliance/Reporting

The report goes through compliance to ensure all information necessary for publishing in the Securities Manual is present. Then the report Is published and provided to the Broker for trading.

BENEFITS


GUARDD, INC.
SECONDARY DISCLOSURE
GUARDD SECONDARY TRANSFER DISCLOSURE
This News Report is published as part of the annual GUARDD Secondary Transfer Disclosure and
International and is published on our Website.
Investor Considerations
NEW DISCLOSURE
Collectable Sports Assets LLC
Company Website: www.collectable.com
Auditors: Jason M. Tyra
Legal Counsel: Nelson Mullins
Transfer Agent: 0
Shareholder Relations: Carta
DUNS number: 117412902
NAICS Code: 523999
Tel: +1(917)478-5328
No. of Stockholders: 0
No. of Employees: 0
Address: 333 Westchester Ave, Ste W2100, White Plains, New York, NY 10604
Tel: +1(917)478-5328
Web: www.collectable.com
Supporting document link: http://tinyurl.com/doc
Consolidated Income Statement, As of ($):

Transparency

Investors can't make an informed decision without a true understanding of a company's current condition

Standardization

Regulators want Investors to benefit from ongoing audited financials and company Information that may alert them to any material changes

Ongoing financial disclosures

A private market solution equivalent to EDGAR such that a standard set of Information Is disclosed and is considered true and accurate

WE ARE THE KEY TO UNLOCKING REGULATED PRIVATE SECURITY TRADING



SUPER TEAM

A tech-forward team comprised of financial data design, marketplace Intelligence, securities law, and regulatory compliance experts who understand the industry bottlenecks, marketplace opportunities, and how to solve for them.



Securities Expert/ Co-Founder

Doug Ellenoff

Global securities expert and Partner at a leading alternative finance law firm known for SPACs/ Crowdfunding



Broker-Dealer Expert Co-Founder

Jim Dowd

Tech forward capital markets innovator with a deep blockchain focus running a leading broker and PPEX ATS



Regulatory Expert/ Advisor

Joan Adler

A Blue Sky law securities expert with a nationwide reputation in the field

COMPETITIVE LANDSCAPE

GUARDD is one of the only private company solutions with a focus on Blue Sky compliance for any exempt unregistered unrestricted security (cyber and traditional)

- OTC Markets: Focuses on companies that list on their ATS, more expensive
- MERGENT by FTSE Russell: Focuses on public companies, more expensive but our partner
- tradecheck by crowdcheck: Not their core business, most expensive

Blue Sky Comparison

GUARDD vs Competitors

Services	1 GUARDD, INC.	2 OTC Markets	3 MERGENT by FTSE Russell	4 tradecheck by crowdcheck
Secondary Trading Blue Sly Compliance	✓	✓	✓	✓
Open Architecture	✓	✗	✗	✗
Decentralized Listing	✓	✗	✗	✗
Decentralized Reporting	✓	✗	✗	✗
Tech Enabled API	✓	✗	✗	✗
Any Private Security can Trade on Any ATS	✓	✗	✗	✗
Price	$	$$$	$$$	$$$

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made

COMPANY MILESTONES

GUARDD, INC.
SECONDARY DISCLOSURE REPORT

1

2017

Market assessment, Product design, database development

Founder Funded: $85k

2

2018

Incorporated, partner with RIVIO, submit NASAA comment letter, publish white paper

RIVIO CLEARINGHOUSE



How Can I Sell the Shares I Bought?
Navigating Blue Sky Laws when it comes to the Secondary Transfer of Securities

3

2019

Partner with Mergent, Publish the first 3 reports, partner with ATS:

COLLECTABLE

TEMPLUM

ppex

Landa

Otis

tZERO

4

2020

Marketing outreach begins, additional partners announced

VERTALO

5

2021

Revenue generating

Accepted to AICPA Accelerator,

AICPA Conv Note$25K



VINCE MOLINARI
SHERWOOD (WOODIE) NEISS
DIGITAL ASSET REPORT
FINTECH.TV

CPA.com

Startup Accelerator 2021

6

2022

Cash flow positive, Land Masterworks, 1st trade show, SEC enforcement action creates a new opportunity

MASTERWORKS



crypto asset security
noun
An asset that is issued and/or transferred using distributed ledger or blockchain technology – including, but not limited to, so-called 'digital assets,' 'virtual currencies,' 'coins,' and 'tokens' – and that meets the definition of 'security' under the federal securities laws.

BUSINESS MODEL


Cummulative Securities
Revenue ($x)
2021
2022
2023
(Projected)
0
250
500
750
1,000


U.S. Securities and Exchange Commission

STRATEGIC PLAN

FISCAL YEARS 2022-2026

2.1 Update existing SEC rules and approaches to reflect evolving technologies, business models, and capital markets.

The ongoing movement of assets into private or unregulated markets, the continual creation of new financial instruments and technologies, and the challenges of increased globalization all require the agency to rapidly update and evolve.

To do so, the SEC must enhance transparency in private markets and modify rules to ensure that core regulatory principles apply in all appropriate contexts. To maintain the integrity of the markets, the SEC needs to develop specific regulations to ensure investors remain informed and protected via a broad-based disclosure frameworks.

We make money by publishing quarterly and annual financial reports, much like 10-Ks and 10-Qs for public companies. The more we publish, the better our margins. As the secondary trading market expands, so will the need for GUARDD as a service because issuers have to publish through vendors like us with very limited access to the National Securities Manual. The SEC has made It clear that they want more disclosures in the unregulated markets

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

TOTAL ADDRESSABLE MARKET

Almost 100,000 firms with both the potential and desire for investor liquidity


Total available market
30.7M companies in the USA
(https://cdn.advocacy.sba.gov/wp-content/uploads/2019/04/23142610/2019-Small-Business-Profiles-States-Territories.pdf
Total addressable market
385,185 private company offerings 2209-2019 filed with the SEC
(https://www.sec.gov/comments/s7-08-19/s70819-6235037-192692.pdf)
Segmented market
195,206 companies with funding rounds on Crunchbase
(https://www.crunchbase.com/lists/find-accounts-that-match-your-icp/58b5e898-68fc-4449-8fb4-48796cc3d088/funding_rounds)
Accessible initial target market segment
97,603 companies
(50% of Crunchbase firms represents offerings of many high growth ventures that either would have the potential for an exit or investor interest for secondary market activity. Mergent maintains data on 15,000 U.S. public companies)

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

TOTAL ADDRESSABLE MARKET


$1.12B
Total Market Size
$390,412,000
$146,404,500
$146,404,500
$146,404,500
$146,404,500
$146,404,500
First Year GUARDD Report
97,603 potential companies x $4,000
Year 2 - Year 6
Recurring Revenue - Annual GUARDD Report
97,603 potential companies x $1,500

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Home Product Features Contact

THANK YOU

We're here to help

Let us know what questions you may have. Better yet, let us help you exit some of your private company investments through the help of GUARDD. And remember, an investment in GUARDD means you don't have to wait for us to IPO to get your return potentially!

Address

1700 Lincoln St. 17th Fl. Denver, CO 80238

Website

www.guardd.com



GUARDD, INC.
DO YOU COMPLY WITH STATE BLUE SKY LAWS FOR SECONDARY TRANSFERS?
GUARDD, INC.
REPORT

EXHIBIT E

Video Transcripts

TITLE: GUARDD Interview Draft - YouTube
VIDEO TYPE: Panel
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: GUARDD Interview Draft - YouTube 00:00:00-00:29:49

spk_0: Hey everybody. Welcome to the ITalo interview series. I'm Dave Hendricks, I'm the Ceo and co founder of Vettel, oh, we're a digital asset data management and investor on boarding platform today. I am especially happy to have on as our guest Sherwood, Woody niece. The Ceo and co founder of Guard Guard is a B two B SAS platform that enables private asset issuers to comply with state blue sky laws and you're probably asking me right now, wow, what is a blue sky law? Well, that's what Woody is here to tell us about and he's gonna tell you why it's super important for you to pay attention to this corner of the regulatory environment. So it would be really great to have you on the show. I'm excited to, to learn more about your background and also, you know, facilitate a conversation with you and my co founder and general counsel over Tallow got on google so woody, you know, you are the, you're the author of crowdfunding investing for dummies um and that's, that's awesome. That's super helpful. But we're not, we're not going to talk about crowdfund investing for dummies today. We're gonna talk about blue sky laws for dummies today. Right,

spk_1: right. Yeah. Dave it's great to be here. Go tom great to meet you too. Um it's been an interesting path to get to where I am today. Um you know, I started out as an entrepreneur, like many other people that are entrepreneurs and private companies and I was raising money from investors, both accredited. I wanted to raise it from retail as well, but that's where I learned that these security laws protect retail investors and I couldn't raise money from them. That's how I went down the pathway of writing a framework to legalize securities based crowdfunding. So both retail and accredited investors can get into this space. It was at that same time that I learned a few things. One is when the rules were finalized for it, we learned that the securities could be freely transferable after a year, um, and to which is if they're transferable, what do issuers need to do in order to be compliant with both federal and state laws. And so that's where I learned what blue sky laws are. And these blue sky laws really are state securities laws that sort of protect investors and describe the ways in which issuers can register or be exempt from registration with state securities laws so that these securities can be transferred on a secondary market, Um, before this, and the way that things were happening in the past, we had these isolated trans transactions where 11 seller of security would find a buyer of security and they could do a private transaction that was taking place offline. It was usually between accredited investors. It was isolated. And so there was no real rules, it was exempt from registration. Now that we have these 80 s is the alternative trading systems coming into the marketplace. You know, we've got more retail investors coming in. It's really a public domain. So arguably, arguably, um, these are, there's general solicitation happening if someone's putting their security up there that says, hey, I own a share in this private company. I actually want to exit that share is anyone interested in buying it. So these 80 s are going to facilitate the buying and selling that

transaction that's taking place. Um, but what all these private issuers don't know or might not be aware of is just because you have these securities, you want to provide liquidity for them. Does't mean that you're free to do. So you actually have to provide what's known as sort of ongoing disclosures for investors so they can be informed. Um, all of that came into being when I built this database for crowdfunding that aggregates information on all these private companies or raise money online. And when my co founders saw what I did with that, they said, you know what, if you just augment the database a little bit, you can create a data scheme that mimics what merchant and otC markets have done. And so I was just like, well what emergent and OtC markets and they're like, well merchant is the provider that allows these private issuers to, or public issues, mainly to publish ongoing information about the company and financial well being in a national securities manual. So investors have access to that and then they can review it when making a decision whether they want to bias other security. So I sort of augmented the database to include more data fields, built this tool socialized it with a bunch of state regulators and we went to market with it in november. So that was a very long way of saying all of this. But let's jump into it.

spk_2: No, but you know, just woody, this is super important, right? What you're what you're saying, right? Because because one of the it's a statewide issue or multi state issue right at the blue sky laws. But it's also a federal securities law issue. Because when you're selling from after the one year holding period is up for a lot of these private securities, then privately issued securities you do need to have under rule 1 44 you need to have ongoing disclosure as well. And I think that um that in the U. S. Most companies are private, right? And most companies have have investors both within the company as well as outside investors that from time to time want liquidity in the securities. And there's so far it's only been. But as you pointed out by appointment, so to speak that you could get liquidity for those securities. And there's not really been a developed market. And I'm thinking now, particularly for Red D. C. Issued securities, um and part of the reason has been that issuers, broker dealers have not been able to operate because the financial disclosure and other disclosure that is required has not been available. So I'm really very, very happy that you guys have taken this upon yourself to provide this exceedingly important service to the market And and to a market that's yet to develop, right? And and I was just curious to find out how you intend to get that data from um from issuers. Is it on a proactive basis where you reach out or do you envision it more that they will reach out to you to say that hey our investors want liquidity, we're going to go to an 80 s. Can we use your platform? How do you envision that happening?

spk_1: Yeah, that's a great question. So what would happen is if a investor in a company wants liquidity and they wanted to list their securities on one of these 80 s. They would have to go to the company and say, listen, I I really want to sell my shares in your business. The company itself would then come to guard. We work with the 80 S. S. Um, so we're trying to get awareness to the 80 S. Is that we exist and then they create a profile on guard and then they start completing disclosures related to the company and the financials. And so what are those disclosures? Well, it's in information about the company's history, You know, you've got information on who's the officers and directors, you know, standard things like your tax I. D. Number, who your transfer agent is, who's your auditor, who's your your legal provider. Um And

then we dig into the financials. So we pull in an audited financial, we asked for information on beneficial owners. So investors know who has controlling interest in a company. We have we have questions that dig into the cap table so we actually know what kind of securities have been issued and outstanding and authorized. Um and then we want to know information if you've got it on the most two recent rounds of financing so we can see what kind of capital you've raised and how you spent it. And then of course key things like who is the person that completed this form? How do we get in touch with them? So if there's any questions that anyone has, they can either send an email or pick up the phone and call. And the last thing that we have is we built this for the digital realm as well. So we have a whole feature that allows us to capture the characteristics of a security token. If in fact people have issued security tokens so that investors would know what those characteristics of the token are and all of that is pulled in aggregated into a really a two page report. Um and that is then verified through what we have a blue sky compliance team. So once a client comes onto the platform and completes the guard report, it's considered like TurboTax for you know online disclosures, you're just completing a series, You're answering a series of essentially questions or data fields that are fed to you. Um Once that's done, we then worked with a third party provider called Regio. Regio is a product of A. I. C. P. A. Which is under the C. P. A. Dot com umbrella. Um So those are all your auditors across the United States that are registered with a. I. C. P. A. Review is a financial warehouse clearinghouse. And so they store audited financials on there in an area where no one can get access to them. You can be given access but you can't get in there to augment or change the numbers that appear in a report card on an audit report so that protects the integrity of the numbers that are presented in that report. We actually work with the client and say we need your C. P. A. To upload the audit report to radio and then release that audit report to us. We pull in the audit report, we take, the guard report is completed by the client, the issuer and we send it off to our blue sky compliance team that reviews and verifies the information in the guard report in comparison to what's disclosed in the audit report. If there's any questions we kick it back to get answered. If not. Uh That report is then published in what's known as a National Securities manual. And that being published in a national Securities manual means that these securities are exempt from registration in about 42 states and Washington D. C. So that these securities can freely trade on an alternative trading system.

spk_2: That's

spk_0: Really horrible. It's really, really thorough. So, so what are the, so 42 states and D. C. Okay. So what about the other eight states? What's going on with them?

spk_1: Yeah, so, and we're dealing with this right now, because we've got clients that are coming in that have guard clearance in these 42 states and they want to have, you know, they want to be able to trade or allow these securities to trade in all 50. Well, there's it's a patchwork of regulation. There's no two regulations that are the same. Um We've got a pdf that sort of guides people through what they need to do in terms of contacting each of those states. Some of them are just a notice filing like new york where you pay a fee and give them a notice. Other ones are a little more onerous, it requires that you want, or you too, if you're familiar with those which are, you know, more detailed disclosure documents, um and then following those and

paying a filing fee, and then other ones, we're still trying to get, you know, straight answers to like, Tennessee's confusing all around. So, you know, we're we're still trying to get an answer of, you know, because this whole marketplace is brand new. Um, and so even the state regulators are Quite sure what needs to be done. Um, and so we are, we've built a product we've got, you know, the go to, um, and we pretty much have the ability to allow for the securities to trade in all 50 states. But I'll tell you in those remaining seven, you know, we've got, we've got a road map, but there's still some open questions is what you need to do to be fully compliant in some of those states.

spk_0: So imagine that I'm an investor. I I'm in texas. I want to buy something that is listed. It's on the, it's, it's in the, it's listed on an 80 s. The 80 s is located in New York or Utah or Washington State. Um, The issuer is from, say new york. Okay, new york issuer Utah, 80 S. Texas investor. Where, where like where is the, where is the compliance there? Is it, is it at the 80 S? Is it the issuer of the security who has to do you have to be able to check all those boxes from, from blue Sky? I mean, how does that work?

spk_1: So we, were we partner with a TSS because we want them to understand the issues that client, their clients. These issuers will have in terms of blue sky compliance with state laws. Um, but it's up to the issuer then to make sure that they've gone and either gotten manual exemption in those states or registered their securities to be sold. For instance, to text. I think texas does have a manual exemption, so it's fine. But let's say texas, someone an investor in texas wanted to buy these securities, let's say Tennessee instead. Um uh The issuer would have to make sure that they have complied with Tennessee state laws when it comes to this. And so they need to get in touch with the state, the Tennessee, State State Securities Administration, uh and let them know that they do have an investor there that wants to buy these securities and register their securities with the state. So they can be compliant with those laws. So, it's it depends really on where the investors domiciled, that is where you've got the state securities laws that come into effect, because the states have jurisdiction over those investors in their states. And so if you don't have any investors in Tennessee and you don't want to register in Tennessee or you want to preclude any investors in Tennessee, you can do that and allow the trading in all those other states. But if you've got, it depends on where the investors are, which is where you're gonna have to be compliant.

spk_2: Sorry. Dave. I guess this is also exactly whether where the broker dealer operating the 80 s also has its own obligations because it certainly doesn't want to inadvertently violate Tennessee law by allowing an investor from Tennessee new example to come in and buy those securities from Dave for whoever the right. So this is, this is, it's a multi step process really when you think about it and compliance come back to Dave's question is um, is imposed on the issue or as well as on the broker dealer operating the Yes.

spk_1: And one of the things I should point out is it's ongoing. So a guard report is good for the length of an audit and the audit usually for 12 months. Now the blue sky laws do give the ability for a three month grace period for you to get your audit done in the three months period in order to get it loaded into a national Securities manual. So a blue sky clearance for an issue that could

last for up to 18 months. But here at guard based on our work with the states and based on what we know about companies that file 10 Ks and 10 Qs, which are, you know, you've got your annual update for a public company and you've got quarterly updates or any material changes that have taken place. We've built that into the car, the guard system too so that you will have a annual blue sky report, which is good for up to 18 months like I said. But what we do is every quarter based on, you know what your, your audit, your fiscal year is we will send you an email to the issuing company saying have there been any material changes to your company or financial, um, you know, situation if they click no, that's date time stamped and stored in our database. If they click yes, it takes them back to our database to log in because it's all data fields just think of it as pre populating all the data fields. They can go in and change the data fields where there's been material changes or update them and then submit that. Now that doesn't go into another blue sky clearance. But what it does is it generates an interim guard report. So on the front of the report at the top, it says interim report updated. So investors know you've got your annual blue sky one and hey, here's an, here's an interim quarterly report that lets us know about some changes that have taken place in the company and what this does is it provides investors now not real time but close to real time and access to what's happening in the company. So if they want to buy a security and something drastic happened with that company in between their audit and you know, six months later, they could actually have updated information to make an informed decision by looking at a guard report.

spk_2: And of course the Portugal always has the opportunity as well as the seller to reach out to the company itself if it wants any additional color. I would imagine.

spk_1: And that's why we have the contact information front and center on, you know, who has completed this card report so that the people that are reviewing it can get in touch with them, you know, I think, and to the research that I've done in this space, I think identifying who is the person you need to call to get answers to questions related to the company. And financial information has always been a challenge. So to be able to have that, you know, published at the bottom of a report I think is true transparency for these investors or regulators even that want to have, you know, access to these reports, look at it. And if they have any questions, get in touch with the people that are completing the reports

spk_2: question

spk_0: the report itself, it's available to a prospective investor or a current investor. Is that going to be something that can be found at the A. T. S. Is it going to be a link or a badge or something on the, on the issuers site? Like about or you know, compliance, um, or is it on the guard site or, or all the above where you know, how does someone find this out? If they're, you know, doing diligence or if they're just like, hey, I'm interested in the status of an investment that I've made,

spk_1: It's everywhere. So you can come to the guard website and then we've got a search feature that's like a google search page and allows you to enter a name of a company and then you'll get served up. All companies that match that name. Um, when we're working with a T. S.

Is when a gardener report is approved and the Blue sky version is approved. We do everything based on hyperlinks because let's say companies not compliant with filing an ongoing disclosure, We don't want them to continue to have the blue sky clearance. We actually pull back the hyperlinks so that they no longer have the blue sky clearance. This is how we keep track of who is and who is not in compliance with state blue sky laws at any specific time, but provided that you know everything's fine and they're providing their ongoing disclosures and filing their audit reports and completing the guard report, There is a hyperlink that would take you to this two page guard report that would appear on the 80 S. Probably next to the stock symbol. So you'll have like the stock symbol, you know what the bid and ask er and probably, you know, a little icon that shows you the guard report probably to one that shows you the, the annual audit report and if there's been any interim reports, um, that one as well. So that way investors could have access to that. So you'll see it at all these different levels. Now, the people that the beauty about this is, investors don't have to pay for it. Regulators don't have to pay for access to the report media that wants to look at these reports and cover what's happening in this segment of the industry will have free access to it. This is unique in the marketplace because other people do charge all people for access. Um, What we're trying to do is help the industry evolve and emerge by providing transparency to what's going on. So we're not trying to charge everyone. Issuers are the only ones that do pay for this. Um, and it really covers the fee for, you know, doing what we need to do to get the message out to each of the States, because we publish in the National Security Manual and we let the States know that, that you've got these new companies that have filed for the manual exemption in those states.

spk_0: So it sounds like this is not a nice to have product. This is a, it sounds like a must have type of offering for anyone who wants to issue a security and sell it, uh, you know, private security and uh, offered up on an 80 S. Um, So what happens if someone decides not to do this? You know, So what's the, you know, what, what's, what are they at risk for, what are the penalties look like? You know, what happens if I don't do this?

spk_1: It all varies by the States. You know, states have their own regulators in their own jurisdiction and their rules, But you know, you could face criminal fines, You most likely will have to return any money that you got. Um, and, you know, it's this potential for jail time, I imagine. Um, so, you know, I don't want to, you know, if you're going to use an 80 S, I would say that guard is a, you know, a critically important compliance check markets. It's an insurance policy for the issuers as well to make sure they're not going to trip up on state blue sky laws. Um, and so, you know, it's, it's really important for them. Um, you know, but I'm not going to discount the fact that if you've got, you know, you know, an isolated transaction between, you know, accredited investors, you can still do that. You know, this is really for those people that just want to, you know, I've invested in the private company, I want liquidity for it. You could be VC that wants liquidity for their investments in these private companies. I mean, think about how much more money VCS are going to be able to raise if in fact, they can tell their investors, you know what, we're going Take 10% of, you know, what we've invested in the best. You know, the deals that are doing great. Um, and showing promise and, you know, have valuations that are growing, will list 10% of that on one of these 80 s is get some liquidity back to you. As investors could potentially make you whole on your investment there, that's going to stimulate more

people to invest in funds and all that stuff because they'll see the potential for the liquidity and that their money is not always tied up.

spk_2: And the other, um, aspect of Dave's question, right, is that what's going to happen to these people that don't take advantage of it? Well, there's, I imagine that in the future just like today, they're gonna be quite a few founders, um, that say that, no, I really don't want there to, you know, I don't want that to be a free trading, so to speak, of my, of my company's securities because I want to control, um, you know, I want to know all of my shareholders, right? And until there's a big event, they're all going to be my shareholders and we're not having any different ones come in. And as a parallel to that, I also imagine that there's going to be a change in the way that investment agreements are drafted so that you are in fact allowed to sell this stuff after your holding period is over. And you can define the agreement what that holding period is going to be, whether it's one year or longer. Um, but, but I do imagine that there's there's going to be, um less control exerted by the issuer. But the issue was obviously reserved the right to prevent the resale if that results in a compliance breach because they haven't, for example, filled out the ongoing disclosure to guard. So that's, um, that's gonna be a pretty big shift in the way private investments work today or at least are documented today.

spk_1: Right. And I think one of the biggest challenges, um, which is where, you know, you guys come in squarely into this is, you know, I ran a company before I had investors and I kept track of everything the investors on a spreadsheet, if someone passed away and they transferred it to three of the kids, I had to keep track of that on a spreadsheet. The whole, you know, the idea that we have to do this stuff on spreadsheets is gone. We've got, you know, platforms like yourselves. Transfer agents that understand the intricacies of dealing with shareholders and how you keep track of them. Um, and the fact that you can do this all with technology makes it more streamlined and easy to do so that you can actually have transparency into what's happening with who your investors are and which means that you can still communicate with them. So that's an important part part of this as well, which is you're not gonna lose track of who your invest are, but you're also, you're right, the markets are going to shift investors as soon as they realize that they don't necessarily need to be pent up might be looking for investments where there isn't a holding period or they're not locked up in their investment. And so that's where these issuers are going to have to say, well, if this is going to become the norm, what do I need to do to be compliant with that? And guard is one of those check boxes for them?

spk_0: Well, it's it's it's super helpful. Um, you know, when I when I think about your your product and the vast applications for it, um, this new kind of direct listing market, which is, which is coming up, you know, private venture funded companies that are aren't going to file on S1 and go public but are still growing into maybe what might be a public valuation. It's kind of like training wheels for becoming a public company, right? It's not Sarbanes Oxley. Um, it's not, you know, loosey goosey private do whatever we want. It's kind of like a middle ground, um, in between being fully private and being, you know, fully public, uh, you know, registered company. It sounds like, you know, you help people kind of gear up for that. It sounds like to

spk_1: definitely, I think, you know, I like the way you put that this is your training wheels for, you know, your potential I. P. O. Um, and the beauty about it is we have it presented in a standardized format so that it's easy for everyone for the issuers for the investors, for the regulators to to look at. And it's, you know, presented in a format that they're familiar with, particularly from a regulator's point of view. They're familiar to reading these reports. So we recreated what exists in the marketplace, not by re inventing something new, but just taking something that currently exists and adding data fields behind it and then putting it into a database and a data form so that we can present it to them.

spk_2: And hopefully something that's a little more user friendly than Edgar.

spk_1: Wow

spk_0: That. Well, that's a pretty low bar. Huh? So I bet you, I bet you made this is an Edgar for dummies. Um, so your next book. Um, so, uh, so how do, how do folks, um, you know, this is new, right? You're, you're, you recently launched your, your now debuting. You know, this is late January 2021. We're having this conversation. So, um, your, your, your, your grand entrance is right about now. Right? You're, you're coming out into the market.

spk_1: We, so we launched in november, we had three data clients that came through. Um, we could test the system, make sure it was working iron out any kinks. Um, and this past week we just had our first paying client come through. Um, so we can now tell any potential investors that we want to raise money from regard that hey, we've got paying clients so we know that the model work. But yeah, I mean, anyone that's interested in this, you know, you can come onto garden just play with the technology. You don't have to pay for it. Um So you can go on to guard G. U. A. R. D. D. There's two D. S at the end dot com create a profile and just get familiar with you know the different fields and different sections of a guard report. Um But yeah it's open to anyone to get started.

spk_0: It's so cool. Um So how do how do folks find you uh woody at guard dot com or like what's the best way to

spk_1: get? We'll stick with the Sherwood for a second. So it's s niece S for Sherwood. N. E. I. S. S. At G. U. A. R. D. D. Dot com.

spk_0: That's great. Well uh woody thank you so much for coming on the show sharing um This this amazing story of the thing that you've built the team of fertilizer is very very excited to work with you. Uh We we have relationships and integrations with multiple A. T. S. S. And um we're sure that the issuers that we're bringing onto them are gonna want to use a product like guard so they can focus on the future and and forget about the tail risk. So um everybody uh we urge you please go visit guard dot com if you have any questions and you want uh I want to help with this kind of work. Give us a call at verte low dot com Again, I'm Dave Hendricks, the Ceo of Vitello. Thank you. Go tom for joining me today would be great to have you on the show and

looking forward to years of working together and helping to grow the digital asset market together with you so

spk_1: much I really appreciate and I'm really excited to be working with you guys as well. So thank

spk_2: you. Thank you.

TITLE: Managing Risk In Private Capital Markets - DAAS Conference 2022 - YouTube
VIDEO TYPE: Other
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: Managing Risk In Private Capital Markets - DAAS Conference 2022 - YouTube
00:00:00-00:26:11

spk_0: your left side. We've got Woody Niece Woody is the co founder of gardez Sas financial disclosure tool that assists private companies in complying with state blue sky laws I think that came up a little earlier today. Um and so you know uh that's Woody you gotta know about him. Um Woody is also a general partner crowdfund capital advisors. Um see see a a consulting firm serving governments and multilateral organizations including the the inter american development Bank, the World Bank and governments like Mexico chile Malaysia, Saudi Arabia and Israel, chief architect of the Sea Clear regulation crowdfunding database that tracks and monitors 5500 pre I. P. O. Startups across 450 industries in the U. S. Would is also an active angel investor um and has co authored the crowdfunding exemption framework and also the World Bank's research report crowdfunding is potential for the developing world. So uh welcome to the panel Woody um in between Woody and Corey we've got Justin Newton, the ceo of net key uh and who's also an early internet pioneer and technology startup veteran. His last four companies, Black line, demand Media net zero and above net all exited with $1 billion I. P. O. S. More than one billion. So you got you got number five in you. Okay, that's good. Um uh Justin was responsible for architect ng all those companies platforms for global scale and preparing their data systems uh for regulatory compliance and also uh net, he is a fantastic partner Vitolo and um and great to work with you um and uh and from Vettel, oh we've got Corey Siegel. Corey leads our partnership efforts. Uh, cory um, he runs partnerships and super deeply involved in Blockchain and Web three space since 2014. Um prior to Bartolo Corey co founded the anti a service now. Elite partner specializing in approving the employee experience and abstract a Web 30 Venmo for crypto wallet app that can be white labeled or re skinned using abstracts A. P. I. So uh welcome panelists and uh super excited to hear about the ways that you can help issuers in the very, very beginning of the process and in an ongoing fashion after uh they start trading live. So everyone uh please welcome our panelists.

spk_1: Thank you guys. Thank you. I wanted to uh kind of, you know, in tuna that you know, we have obviously um Nicky around the K Y C M L and K Y B. You know, your customer know your business on the primary capital formation side. And then we have obviously um Woody who's around a man and jean, uh, you know, compliance and reporting and so I first want to start with with, you know, obviously in kind of order there, um, Justin can you kind of get an idea about, you know, if you look at K. Y. C. And AML and the different aspects of uh, you know, issues having to be able to do levers and controls about how much or how little uh they essentially uh, determine what is automated lee gonna be checked for compliance versus what has to be mainly process can get a little bit idea about some of the, the pluses and minuses the risks and

challenges around around, you know, an issue of having to sort of maintain that and, and kind of what some good practices around that.

spk_2: Sure. I mean, look at a high level, uh, anything that you do around KY CN AML, whether it's for an issuance or anything else is based around the specific risk of the activities that you have. And so all of that is going, you know, what you're doing, who the investors in your project are likely to be and all those other things are likely to play in two K Y C and AML and what your choices are around it. Some of the things that lead people towards using, you know, more of an automated system versus a manual system. Even when they're at very low scale, you know, obviously one of the big drivers is scale, you know, we have clients that have on boarded millions of users and if you try to do that manually, you would have a lot of very busy people and you know, among other things, your quality control across, it would be inconsistent and other things like that. We also have a huge number of clients that may onboard, a dozen or two dozen users, you know that don't have a large number and the things that, that really drive them towards it is one, you know, they assume they don't have expertise and experience in the area. And so it's something where they want a partner that, that's been through it before, where they can get something that's relatively turnkey and assume that it's not going to burn a lot of their time and resources. The second thing they're looking for is is consistency in the process. From a regulatory and audit perspective, you know, we're able to provide a very robust audit trail around, you know, every single thing that happens in the process, every check that happens, every security feature on the document that's looked at, every list that's checked, etcetera. And so, you know, our hope is is that, you know, none of our clients are ever gonna have a regulator looking over their shoulder. Unfortunately, a very small number of our clients definitely have had regulators do a deep dive in their business. And you know, what I can tell you is in the experience we've had in the past, you know, when the sec or someone else has come knocking and they've asked about the KY CN AML, once they've shown them what we've done for them, you know, that part of the examination or the questions really went away and then the final is, is really centralizing a lot of the recordkeeping and standardizing that as well. So you've got an easy place to go back to so that everything.

spk_1: So we're seeing a lot of reggae plus and crowdfunding, um, you know, mechanisms and ways of wage funds. So when you're looking at large cap tables and potentially in the tens of thousands, hundreds of thousands and they have to go through KY CML. What are, Can you tell me a little bit about how you would recommend to an issuer to sort of man that in terms of compliance?

spk_2: Well, sure. I mean, I think, look, if you're looking at tens of thousands or hundreds of thousands, you, you certainly need an automated solution and something that really kind of plugs in end to end to the rest of the process and the rest of the flow you have right. You want to eliminate as many manual steps as possible for a number of reasons. But the most important one of the most important of which is actually consistency so that every, you know, every investor is getting the same experience and the same kind of screening. Another thing that you want to look at, particularly, you know, depending on who your investor base is. They may not have had a lot of experience with KY CN AML or Digital KY CN AML. And so ensuring that

you've got a process for them. That's really very easy and very intuitive for them as they think about and they go through the process is really critical. And so, you know, uh, uh, you know, that can include things like coaching through the process that's built into the flow, uh, native language support. So the users getting those instructions in their native language, you know, and other things that can kind of help ease things for them.

spk_1: Alright. And what one last thing I'll switch to to what you hear from a reducing friction standpoint. Um, can you tell a little bit about about K. Y. C. And potentially re use of the information or, or things that can really help reduce friction with an investor if they want to invest in in multiple, um, you know, offerings and so forth.

spk_2: Yeah, totally. I mean, I think there's a few things that uh, you can look at right, when you're talking about reducing, one is obviously reducing the number of times that people would need to go through K. Y. C. Or AML. And then the other is making it, you know, easier when they do need to go through on the first one today, there's a little bit of regulatory challenge in the US around reusable K. Y. C. And I'm not a lawyer. So, anything I'm talking about here with respect to regulation, definitely talk to your regulatory and compliance lawyer about, um, we have had a lot of experience with this though and have talked to regulators globally, etcetera, um, you know, today, because you is the issuer maintain the regulatory risk for the K. Y. C. Uh, regardless of if someone else did it, you know, it's hard for you to trust a third party unless they're giving you the full audit trail. And so that makes it really challenging today. What I can tell you is regulators, both in the U. S. And globally are looking at changing that as well as technology providers like ourselves are looking at ways to get as far as you can with the existing process in terms of what could be reusable and what could not be reusable inside of the existing rules and guidelines. Right. But you know, if you wanna look at places like I know that uh, Bermuda is actually looking at creating a regulatory framework around trusted validators and reusable identity. And then also actually the U. S. Department of Treasury has recently had a working group around new KY C. Initiatives. And I know one of the recommendations that came in repeatedly from industry was around the the idea of reusable credentials and reusable K. Y. C. As a way to reduce friction.

spk_1: Absolutely. I mean, the investor passport that can be portable and used by, by the ecosystem, I think would be a huge benefit. So, um, woody um, earlier we had a question about blue sky laws. So I think it's probably appropriate to kind of just talk about what our blue sky laws, you know, how they play in the private market space. Can you give us a little idea about that.

spk_3: Um, so if I look around the room, I think a lot of people come to me and they come with confusion. So, blue sky laws, a lot of people would probably say make them sad or blue, Um, but that's actually not true. Um, Blue sky laws are state securities laws that are in place to protect investors. Um, people are familiar with them because when you do a primary offering, you have to stay filing notices for the blue sky requirements. Um, however, when it comes to secondary transfer of securities, you actually have to deal with state security laws as well. Um, and so these Blue sky laws pertain to what happens with the secondary transfer of securities.

Um, so it happens at both the federal level and at the state level. And, uh, a lot of people, you know, I think was interesting at an earlier panel, one of the panelists was talking about the sec s disclosure regime. And if we've got disclosures in place, then the sec is happy, essentially. That's what the state security laws are looking at as well. They want you to actually provide current and ongoing disclosures related to a company or an issuer so that investors can benefit from that when they're making a buy or sell decision. Um, and so that's where these laws come into place. They're not there to cause confusion or make you sad that they're actually to help benefit investors.

spk_1: Thank you. Um, and kind of follow on to that. Uh, can you tell me like a story around some, some horror stories or some things lately that's come up from a regulatory standpoint that, you know, people have gotten in trouble because they haven't been compliant with blue sky laws or for some reason they haven't filed correctly.

spk_3: Well, I think winter's coming, um, you know, I think the stories are coming in a flood right now. So the sec just increased their crypto division, they doubled it recently in the same week that they did that they had two enforcement actions, by the way. This is all in this month. Okay. So we're just talking about

spk_2: just this morning, they asked for a budget increase for the sec and cited Cryptocurrency digital assets is the reason, Right?

spk_3: So we're going to be hearing a flood of these stories. Um, Gensler, the chair Gensler just testified in front of Congress on the 17th, two days ago. I was talking about how these digital assets in many cases are securities. Um, you can argue it all you want from their perspective, most of them fall under in the Howey test as a security. Um, so you can try and circumvented and some of them are commodities, but many of them are not. Um, and so they need to be treated as such. Um, and so what I think is coming is, you know, the sec has made it clear we are going to be regulating the space. Um, so I think the examples are going to be coming right now, and I think it's fascinating when you're online and you see what's happening on open seas with these N. F. T. S. And people are just trading them and obviously they're trading them for profit. Okay, if they're doing that as such, then the sec wants to make sure that investors are aware of the risks involved in buying those N. F. T. S or those digital assets, whatever they might be security tokens, and they have the information on the issuer's itself, so they can understand the well being of that company that's behind that N. F. T. Or security token.

spk_1: That's a good point and kind of going along that. Um, we all sort of see the writing on the wall regarding a lot of digital assets which include security tokens, N. F. T. S, utility tokens, reward programs, everything underneath that umbrella here. A lot of things currently are not regulated, um, whether it's open sea or otherwise. Um, as those do become regulated. How, how I mean, essentially, you know, what sort of services are out there in terms of like, like TurboTax, right? For for the issue, because a lot of these guys are issuing N. F. T. S. There are artist, they're young. They don't have, like, you know, they're not sophisticated investors or, or issuers or broker dealers. And so what are you looking at in the future in terms of how to

support, you know, these N. F. T. Artists for example and and what's going on whether it's the the board apes or or whatnot.

spk_3: Yeah. Well that's that's exactly why we came into being because we saw this this last mile problem where these issuers would not have any idea what they need to do with their blue sky requirements. Um And so we built a sas compliance technology tool that allows private companies and private issuers to actually comply with state securities laws by qualifying for what's known as the manual exemption. And the manual exemption states that if you provide essentially ongoing disclosures within a national securities manual in a pre prescribed format, then you can be exempt from state registration. And so we sort of built this technology tool, you know, and and made it an online one. That's very TurboTax sort of way in which issuers can come in and complete that information so they don't have to figure anything out. Um The beauty about what we're doing as well too is we're building A P. I. S. Right now that actually integrate with you know, a broker dealer and A. T. S. So that we can pull the information in so that, you know, one of these creative people that's building an N. F. T. That an artist that has no idea what a security is but wants to be compliant that actually works with you know, vitello or any of the the, you know, the companies that are here can actually do so in a very compliant way and systematically without actually having to do much of anything or know what they need to enter into the system.

spk_1: Thank you. Uh switch it back to to you Justin um Can you kind of help explain or the miss the facts around Ky B versus K. Y. C. Uh and the aspects that people think, well we'll just do Ky C on on you know, the officers of the company. I'm good to go and kind of clarify the differences there and the importance of the two. And Yeah

spk_2: totally. So I mean look, Ky B is unfortunately uh more complex and less automata ble than K. Y. C. And so I I definitely understand the urge that people would have to just want to say I see a few people and and kind of move on with it. Um You know with K. Y. B. There's unfortunately typically a lot more information and data that you need to collect about the organization, like who are the underlying beneficial owners, The directors, the officers, the signatories, you're typically like with a person uh you know, once they've given you your I. D. That you don't really have to do anything to understand that they're a valid person. And so you know, they're valid their person with an organization, you might look at things like are they in good standing or they properly incorporated? Right? Those kinds of things around it. And then, you know, another thing that comes up is, if I'm an individual and I'm over the age of 18, um, I pretty much under almost any circumstance have the right to act on my own behalf. And so there's no reason to like prove that the people have rights to act on things. Where sometimes with K Y B, you know, you need to make sure that the individuals involved are actually authorized to do these kinds of security actions. So you'll look for things like letters from the board or things like that. This is again, this is all stuff that's going to be driven by your compliance officer or your compliance counsel will help give you the details around what's required there because again, it is different for every specific use case, but it's just that because an organization is more complex, both in terms of its ownership structure and the structure to authorize activities, you need to make sure that your onboarding process ensures. Is the entity

really a valid entity? Are all the people behind it, not sanctioned individuals or drug cartels or whatever? And are the people that came to you to come by the security? Are they actually able to do it on behalf of the organization?

spk_1: Yeah, it kind of following that. We've heard a lot of from our, from our clients and issuers into the market that K Y B is just a hard solution right now. It's, uh, for them to find a good solution, a solution that's seamless, frictionless, that can kind of, you know, plug into the ecosystem we're talking about here so we look forward to. So we're seeing as these solutions develop to be able to support, you know, our clients and so forth. I wanted to ask, we'll start with you with you woody. Um, can you give me like, like the top, you know, the top, 2345, sort of questions that you've heard around regularly, any sort of problems with regulation right now in your space, uh, in terms of, uh, you know, just noncompliance or questions that your clients have had regarding, uh, around Blue sky blue sky laws or otherwise that you can give us? What are the top five things you always hear about?

spk_3: Well then the number one thing I hear is, um, there's no two securities lawyers that will give you the same answer on Blue sky law. Um, and so it becomes very confusing for people that are not lawyers to actually understand what they need to do to be in compliance. Um, and so I've heard this over and over again and, you know, I, I, everyone's focused on, well, how do I just be exempt from registration? Like how do I just avoid having to deal with these state laws? How do I have to avoid everything and, and what I'm trying to get people focused on is, is stop trying to figure out how to avoid and just focus on what you need to do to comply. The compliance part of it actually is super easy. You know, all you're doing is taking your offering documents, you're audited financials, you're taking summary information out of that and you're republishing it, you'd have to pay a fee for it, but the confusion is gone. Um, and so I'm trying to create more awareness that you don't have to be confused by, you know, blue sky laws and what you need to do. You just sort of have to follow a pathway that will get you to the end result that you want to be at. And I think that's the critical thing

spk_1: in each state has their own slight twists and curves to this, right? In terms of what they require.

spk_3: Oh, so yeah, I mean, there's 50 states, 50 different securities laws, I think, you know, we all understand how confusing, cumbersome and costly that can be to have to deal with each of those. Um, so when you actually benefit from something like the manual exemption, which was approved by 43 different states, you actually circum and having to deal with each of those state regulators. Um, and then you can just qualify essentially for that exemption and have your securities available to trade essentially the next day or once the report is proved.

spk_1: How about you Justin what are like some of the top five questions that you get from clients regarding, uh, either noncompliance or as we're having mainly validate things, what are the top things that, that you face in your area? Yeah,

spk_2: I mean, so some of the things that come up and by the way, going back to the last thing, I'll have to show you our K Y B platform. So it does still require some manual intervention, but it's much better than having to do everything and, and manually so we can, we can help you out there. But going back, you know, I think some of the things that we run into that are some of the biggest questions or issues we get from our customers, uh, you know, doesn't as much have to do with the K Y C part, as much as the sanctions, the watch list. The other screening, the K Y C stuff is usually pretty straightforward. Right? Is it a real document, is it expired? Is it the same person etcetera? Um, the AML stuff can be more complicated both in terms of the setup and in terms of the ongoing, so, you know, we, we support because again, we have a variety of clients with a variety of jurisdictions and a variety of risk profiles for the AML checks. So the sanctions watch list, pep screenings, kind of, all that stuff. We support almost 1000 watch list globally and for adverse media, I think it's something like 2500 or 3000 news sources where we have archives going back a decade or more. So even if it's not available online anymore, we have access to it through databases. Well, look, if I'm doing and offering for, you know, us citizens, um I probably don't need to be checking european pep lists because I don't think there's a lot of US citizens that are politically exposed persons, you know, in high government positions in in europe. Right? And so all you're gonna get from that is false positives. So there's a bunch of time people will spend up front tuning. And then the question is when they do get a hit, there will sometimes be questions that come in about uh, ways to adjudicate it. We can't give too much advice on that part that really again, has to come from compliance personnel or compliance counsel, but we can advise about what a list means kind of what gets put on it and what doesn't to help people make that decision.

spk_1: Thanks. I think we have time for some questions. If there's anyone in the audience that has questions around the blue sky stuff or around any sort of compliance that these guys might be able to help with anyone. Yes. Uh, mike's behind you there. Richard, thank you.

spk_4: Hi. Yes. So I understand there's an exemption for blue sky registration for unsolicited orders. Um can you talk about about how would you qualify? What's the difference solicited and unsolicited and what circumstances wouldn't order qualify as unsolicited.

spk_3: That's a great question. Um I think it comes down to house the solicitation happening and who you are soliciting. Um And there's a lot of gray area around that and that's where the confusion comes in. Um And so if you are doing if your investors are coming into a solicitation by you going out there and letting them aware of it, then I think you need to comply with the ongoing disclosures requirements that are necessary for the investors to make an informed decision. Um The whole thing is a little gray. I will tell you we wrote a white paper about this. Um If you go to our table back there, we've got a Q. R. Code, you can scan it and we do talk about um that unsolicited unsolicited order exemption in there. Um And we try and sort of break it down by each individual exemption that exists.

spk_1: Anyone else?

spk_5: Yeah. I have a question for Justin um You talked about the the pep list um before and there are a lot of different pep lists and I'm just wondering how do you, you know kind of cull through the different options that are available and sort of expose that to your clients as to what's covered in in the different searches that you go through.

spk_2: We have a couple of different ways that that we can do it And it really, again, it depends on the client and you know, typically frankly how deep their compliance benches in terms of the time they're willing to put in one is that we've got basically categories or lists of lists. So you could say I care about, you know, financial crimes. I care about drug related crimes. You know, but maybe I don't care about reputational things like D. U. I. S. Or things like that. Right? So you can choose them at a high level. Obviously that's not as exact as choosing exact lists. We also allow you to go in and look at the full set of 800 or 1000 or however many lists it is and individually select and work through it. Um, you know, again, we have to stay away from making recommendations because we're not a compliance lawyer or, you know, a trained compliance, uh, certified professional that's on your team and working on your stuff. But we can work with you on the process.

spk_1: Great, Great questions. Anybody else? Yeah,

spk_6: I got a question is this for woody, um, with a reggae plus. Tier two. An sec reporting company with their financials still requires to report the same thing that you're reporting to the sec as you're reporting to the states. Yes.

spk_3: So most of our clients right now are reggae. Tier two. and so we do all the blue sky for them. Again, I think one of the things to keep in mind too is as this industry evolves and it grows, the business risk is what you need to take into account. So to the isolated, you know, you know, issue or, or non issue exemption type of thing. You know, these are type of risks that if you're small, it might not be such a big concern of yours, but as you grow, as you raise outside capital from venture capital, as your firm grows, your business risk grows. So that's where this stuff really starts to pay, you know, you need to pay attention to it. Um, and that's why we've got these clients that are in the reggae Tier two space coming to us, you know, and going through us to get their blue sky clearance.

spk_1: Great, I got time for maybe one more question. Alright, well Justin woody, I really appreciate it and thanks for the panel and everyone can give them a round applause and we really appreciate it.

TITLE: Panel 3 - Secondary Trading and the Liquidity Promise on Vimeo

VIDEO TYPE: Panel
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: Panel 3 - Secondary Trading and the Liquidity Promise on Vimeo 00:00:00-00:48:47

SUBTOPIC: Panel 3 - Secondary Trading and the Liquidity Promise on Vimeo 00:00:00-00:48:47

spk_0: All right, good afternoon everybody. Thank you for joining our panel. Um, I know it's been a long day and I hope it's been exciting thus far. Uh, this topic that we're about to cover today, uh is one that's near and dear to my heart. Uh, just to introduce myself, my name is Michael Weaver managing director here at North Capital. I run trading and asset management. So, you know, the secondary trading promises is a topic that I love to talk about and discuss. And very excited for the panelists here who have decided to provide their insight into the topic, how it affects them, innovations they see. Um so I think we're gonna have a good open communication here about what we see in the market right now, where we think the market may go and uh, you know, hopefully leave some time at the end for some Q and A. Um, so before we get started, um, you know, obviously I introduced myself, um we can go down the line, have each of the panelists introduce themselves and then we can, you know, start the main portion of the discussion.

spk_1: Hey again, everyone a tom Butler, chairman at Del mar group. Finra broker dealer, based in new york, founded in 2005. Um pretty active on secondary thanks to North capitals P pecs. Uh, we do a lot of activity. Our clients have done a lot of secondary market trading on the on on P pecs. And what I love about pecs is that it's structured a bit differently than many other 80 s in that it operates more like a, like a clearing firm arrangement with an introducing broker, which is, which makes a lot of sense strategically for all your broker dealers out there that are exploring uh an 80 S relationship. You get to still be very involved in the process and and provide more extensive secondary related services. So it's a model that that works really well for, for downward great

spk_2: um Denise, I am Ceo and co founder of guard uh we are a a. P. I. Tech forward sash um SAS um software solution that helps with the disclosures and compliance with regards to secondary trading of securities, mainly with the manual exemption and doing blue sky Clearance for those prior to guard I ran a health care technology company that was a three time inc 500 company and I helped co author the framework for investment crowdfunding.

spk_3: Um, jerome SAP, co founder and Ceo of repairs. We created the world's first true stock market for sneakers and other cultural relics. Um, prior to repairs, I played in the NFL for six years um got my MBA at Harvard business School, which is where the concept of rails came about. Yeah.

spk_0: Alright, great. Well, as you can see we have, you know, very experienced people here on the panel who look at the market in very different ways. So before we kick things off, just kind of at a high level, some of the themes that we're gonna go over. Um you know, go back to some of the remarks that jim Dowd our ceo made in his opening remarks. So we're gonna talk about access liquidity and transparency and what that means in regards to secondary trading. So from the access standpoint creating access not only just for investors, different types of investors as well as issuers. So people who are looking to market their securities, people who are looking to access the capital markets, creating a bigger tent for possibly companies who traditionally did not tap into the capital markets at this early of a stage. Um, as far as liquidity that that promise. Now, you know, I think everybody likes liquidity, you know, you you by security, you wanna, you wanna know that, you know, when you're ready, you can sell that security at, you know, where the where the security is currently pricing and receive your money back. We believe that, you know, alternative investments are should have that same infrastructure that securities public securities have to create that liquidity. Now, I, I don't think, I'm gonna, I don't think, I'm not gonna make the promise that we're gonna find that liquidity for every type of asset in the private markets. But I think there are steps to get there. And I think we are making meaningful, meaningful progress on that route. Um and then lastly, just as far as transparency transparency to the market, as far as we're asset prices are trading price discovery transparency from the regulation side, so that regular regulators and market participants can see not only transactional volumes, but actually pricing data. So, you know, I think all of that will be covered in this discussion, but those are some of the key points that we're gonna want to hit on throughout. Um, and so just to kick things off here, um, I'll lobby my first question and aton your closest to me. You can be the first to respond. Why is secondary trading important to you?

spk_1: Um, Well, I think it's important to me and I think too many people, um, for some of the reasons you, you would stay there and be covered today, which is, you know, there needs to be in out if I'm making an investment in a private asset, right? If it's an investment, if it's a collectible, if it's a pair of sneakers, there's only so many investments that I'm gonna be able to make before my wife says, okay, this is cute. But you have a collection of these shares. What's the, what's the plan here? How do you, how do you monetize this eventually? Um, so having an 80 S, which is really a matching engine that allows for bid and ask column right on your own app gives a path to potential liquidity, it doesn't give liquidity, you know, there needs to be someone there that's on the bid, you know, to be able to sell it to. Um, but it's very, very early days with, um, with secondary trading. Uh, and there's a number of different ways to approach it. Our model with North has really been, um, to provide issuers with the ability to have primary issuance and secondary trading in their own app are on their own website. Um, and you know, it's, it's important for, for those reasons and, and others

spk_0: thank you.

spk_2: Um, you know, as a entrepreneur, I'm excited about the secondary trading opportunity. When I started my original company, flavor X, we took on investors and I remember telling them, you know, our exits to get acquired by someone down the road. I don't know if we'll have a

public offering, but you know, just hang on and, you know, let's go for a ride. Um, and to actually be able to see that story evolved now where you can say to investors, well, you know, invest in the company, but you know, if we do really well in maybe a year or two, there's the ability for you to actually exit and have some liquidity for this. And so it changes the dynamics of the market, I think in a way that makes it much more enticing for people because instead of you saying, just give me your money and let me hold on to it now, you have the ability to have this story, which is like, I'll give you your money back back to you and now you can reinvest that money. So it's gonna change the dynamics of how people are thinking about the marketplace, it's gonna change the way in which people go into investments because they're gonna think I'm not locked up forever, it's gonna make your wife very happy that she knows that you're going to get some money back, it's gonna make you really happy because, you know, you can reinvest it, you know, So I just think it's just a really exciting time. I think we're, as you pointed out, we're at such an early stage right now where these, these changes that happen in the marketplace, they happen over time, you know, and it's like an on ramp to it. Investment crowdfunding for the first three years sort of trickled along and it was growing, but now we're sort of seeing this hockey stick happening in the industry and I think the same is going to happen with regards to secondary trading, because we're talking about it right now, you're learning about it right now, people are gonna start doing it more over the next few years and we're just gonna see it really blossom.

spk_3: Yeah, I think just from a company standpoint that's actually in fractional investing, um, our whole mantra is access and opportunity, um, especially given the cultures and communities that made some of these assets, what they are, whether it's sneakers, vinyl records, art, um giving them a way to generate relative wealth um, with secondary trading away to get it out, as you guys mentioned before, that asset is actually liquidated or sold off given I'm away to find someone on the other other side to say, hey, I bought this, do you want it now? And and as I just mentioned, the ability to generate relative wealth. That's been big for us, it's been big for our actual investors. Um and it just created a more exciting kind of motivating kind of environment around our platform and the industry as a whole.

spk_0: Yeah, no, I think these are all good comments. Um I think, you know, these are the issues that we're all trying to solve. Um One thing I want to kind of follow up on is just, you know, to to what his point, you know, when he was building his his company, not knowing when that monetization event would happen. Um and so let's start with you what what um what effect has secondary trading had on ability to raise capital, the primary market that you've seen from your position.

spk_2: I think it's just the

spk_1: the

spk_2: narrative mainly, you know, I think people are able to go to investors and say to them, you know, just, you know, invest in my company with the potential for an exit pre a merger sale or an I. P. O. Um and you know, I'm hearing that more and more obviously our business model

is, you know, we want to help facilitate secondary trading of these exempt unregistered securities. So we're having the issuers come to us and it's good to see that more issuers are aware of this and I think this becomes part of their, their story. It could be for a company, it could be for a fund. I think this is gonna be just part of the general dialogue down

spk_1: the road

spk_0: and jerome, I know, you know, with your company, you you do both primary and secondary. Are you seeing a big difference in, you know, kind of the success of your primary offerings with the ability to offer that secondary trading at this point in time?

spk_3: Absolutely. I mean, it it, you know, it gives them the ability to see essentially light at the end of the tunnel, a way to monetize this investment. So, we've seen a huge uptick in the primary and primary investments, knowing that there's a way out in the secondary market, because there's some assets that we have that are longer term holds maybe a year or two, but there's some assets that may only be two months, six months. So, the ability to now liquidate that through secondary trading has definitely allowed us to see an uptick and even more excitement, more activity in all around the primary market, yep.

spk_0: And aton, with the, I know you work with a lot of issuers at your broker dealer. Do you sense that same excitement from the issuers that you either work with or, or pitching to potentially or have reached out to you because you are able to kind of provide this pathway to secondary liquidity?

spk_1: Yeah, well, it's become the norm now, you know, if you're launching a fractional share platform, uh, and and you're not thinking about secondary, you're at a major disadvantage relative to what's going on there, right in the industry right now. I also see that, you know, in, you know, the stats more than anyone. But in 2020 there were, what, $90 million of digital N. F. T. S issued in 2021. It jumped up to 24.9 billion, I think. Um, if you want to operate in the US with whatever strategy, whatever you wanna call it, uh, and you're looking to fractionalized I. P. O. And facilitate secondary market trading of those assets or we call them securities, you know, reggae as a, you know, reggae is a really interesting way to approach it because it allows for you to offer those fractional assets to anyone over 18, right? You know, in a very seamless way on an ongoing basis and then facilitate an immediate path to potential liquidity, which reggae affords you unlike Greg de, which you have to season those shares for a year or rig cf. So, you know, I see a big trend of these, that whole digital community, um, that wants to operate in the US and do so in a compliant legal way, really moving towards regulation a now that they're seeing some of the other issuers that have done that successfully and really have a very seamless process.

spk_0: That, that makes a lot of sense. And I, I agree with you. I mean, I think, you know, the table stakes is just, you know, having that ability to provide that secondary liquidity. So to your point, you know, if if you don't have it, you're kind of late late to the game. Um, and then just on that point, um, as far as kind of your overall business, I mean, have you seen a difference in

traffic since secondary trading has, you know, gone live? Um, has has it been more just kind of potential outreach and potential clients that are kind of reaching out to you if you don't mind if you could talk to me a little bit how, you know, it has helped to maybe grow your business or or how how it has affected in that, in that perspective

spk_1: On the reggae side we've we've on boarded over I think 240 regulation a issuers since 2019 the fastest growing cohort are fractional share platforms. Series issuers, they treat reggae as a business model, not a one. And done capital raise. They build communities, they give their investors the opportunity to build portfolios of bite size shares. Uh, and naturally, you know, to round out that strategy. You want to have an exchange. You want to have a, you know, a a path in and a path out and if you miss an offering, you want to be able to buy more. Um, and so, you know, that, that certainly has helped fuel the growth of the fractional share platform clients, I would say on on average, a one and done type capital raise the client looking to raise $2050 million in $1000 increments. Many of them, I don't think they really care yet about secondary. Perhaps they have NASDAQ ambitions. They're using reggae for different purposes. Right? Um, I think that's going to change as well. Um, and, um, but we're really seeing most of our, uh, secondary trading volume and we've been broke a deal around well over 100,000 secondary market trades in the last year and a half, and that's growing growing every month as more of the issuers are now integrating with P pecs, uh, and, and going live and, and, and offering that to their community.

spk_0: Yeah, no, that's great. That sounds great. And then Woody, I know that you have kind of uh, launched guard, um, to, to address some of the blue sky issues and compliance issues. Um, if you don't mind, you know, sharing with the, with the group a little bit about your journey, uh, launching that and, you know, how, how this secondary trading opportunity has affected it. Um,

spk_2: so when we wrote the bill for investment crowdfunding, we exempted the registration that individuals or companies would have to do in terms of the states. Um So they didn't have to deal with it necessarily. The Blue Sky filings that you would have to do if you're doing a regular 506, you know, offering. Um And uh what what's interesting though is when it comes to secondary trading, the Blue sky filings that you need to do um are still there for to allow enable secondary trading of the securities. Um Most people are not aware of that most people if they are aware of it seems to be ignoring it. Um and so we built this product to sort of fill the gap for private exempt unregistered securities that was to trade on these 80 S and need to be in compliance with state Blue Sky laws. The products that existed in the marketplace really emergent dealt with public companies that needed to do ongoing disclosures. OtC markets had a national Securities manual, but you had to be trading on otc markets. There was really no private company solution, private market solution for all of these private securities that wish to trade on any 80 S. Um and so we built this product by looking at 1 40 for reporting 15 C 2 11 10-K. Que reporting. And uh, you know, I have a background in databases and all that. And so I built a database that sort of aggregated all these data fields. Um so that we'd have a comprehensive look of what you would need to be in compliance with state blue sky laws there. The exemption that is most used is called the manual exemption. So there's isolated non issue work transaction exemptions. There's a broker dealer exemption. There's sort of, there's

exemptions that exist that allow for a broke To actually facilitate a transaction one that's not really done openly. Um, you can't really have retail investors in there. Um, and we wanted to actually really enable these 80 s is to do what they wanted to do. The manual exemption states that if companies provide ongoing disclosures in a continual basis, then they don't have to register with the state for the sale of that security or the offer and sale of that security that can be exempt from registration. So it's really attractive. And the fact that 43 states have recognized the manual exemption means that, hey, this really enables a lot of what can happen on these 80 S. S. Um, so we built the technology sort of to accomplish what happens in the manual exemption. We partnered with merchants so that we published through emergence manual. When a company goes through the guard system and publishes an emergent, we send that report to the 80 s. It's also available on our website so that regulators can have access to it investors of course have access to the report so they can see what's going on. But I think that what is going on is the critical thing, you know, when these companies raise capital, they have all these disclosures and they tell you what's going on with the company at that point in time after that, what's happening, you know, it can be silenced in many cases if you've got really sophisticated companies that want to have this secondary trading. What's great about what we do and what the manual exemption, uh, states, is that the ongoing disclosures really keep everyone informed. You know, you really want your investors to know what's happening in your business, not only because it makes them feel comfortable with what's happening with their investment, but you know, what, if you want to go out for a follow on round the fact that you've been fulsome in your disclosures, make them feel confident in knowing that, hey, you know what, I really trust these people, Maybe I'll put some more money into it. So for us, it's, we're at this sort of unique stage right now where we're educating the marketplace about, you know, blue sky laws. When it comes to secondary transfer. We're educating the marketplace about what the manual exemption is. We're educating the marketplace about why you need to do this. Um, and so it's, you know, we're at this sort of pull period right now where we're trying to educate and pull people into the funnel to get them in compliance. But, you know, we've got some great partners, um you know and people that are sending us referrals and I think you know that clearly that helps. Um And like I said I think we're on the cusp of something that's gonna be much bigger

spk_0: and now Jerome I want to come back to you with your business. So I know you know in the beginning you had alluded to how you know secondary trading, you know has helped your business. Can you talk to me a little bit about you know how your transactions work, how secondary trading has helped and then ultimately what happens to kind of the underlying asset for a lot of the offerings that you have?

spk_3: Sure. Um Also I didn't realize I didn't mention that we tried to build our own platform 80 S and that didn't go very well. So um I just wanna thank you guys provide the technology to allow us to run the business that we run today. So um so the way it works is we acquire an asset um We fractionalized that asset um through the sec and then we allow people to make investments in it through an I. P. O. Um The cool thing is as tom mentioned a lot of people missed that opportunity to invest in it. Um And without secondary trading they wouldn't otherwise have another opportunity to invest in it or liquidate that those shares. So you know

through the I. P. O. Um We we we raise money once that I. P. O. Is sold out, then it goes over to secondary trading and then it works like any other two sided marketplace. Um You know, if you bought in for 10 and that that that that share went up, you can sell for for 12 to 15, which is what we're seeing when you're dealing with collectible sneakers. You know, we're seeing as big as, you know, 90% returns are larger. Um You know, collectible sneakers have outperformed gold, the S. And P. 500. Um So people are really into this and really into trying to get in, especially if they miss the I. P. O. They want a chance to get in and take advantage of these appreciating shares. Um So that's the way it works. They can, they can come in through secondary trading, um acquire shares. Um And the goal though is to obviously hold those shares or when we have a liquidation event. Um We partnered with Sotheby's, we partnered with Christie's um In terms of an auction, we actually just created our own internal auction that we're launching so we can actually control the whole life cycle of the asset from my P. O. To now, secondary trading thanks to you guys and now the auction. So at a certain point we want to auction off or liquidate that item at the end for way more than we I. P. O. For to give our investors a chance to realize Delta. And that is the model um dealing with collectible sneakers. It's a good model because you know we talk about collectible sneakers. I wanna make sure I'm clear we're talking about sneakers that are $10,000 in higher. Um In fact we own the world's most valuable sneaker which is $1.8 million. Um That we split into 72,000 shares and offer that $25 a share. Um Kanye West wore that sneaker at the 2008 Grammys don't mind Kanye West if you're not a Kanye West fan but that sneaker has a lot of historical significance. But The cool thing for us is as I mentioned earlier is giving the culture which made that sneaker what it is, made it popular, made it valuable. Given them a chance now to come back in and and take advantage of the appreciation, the secondary appreciation of that shoe which corporate America has been doing for a long time. Um but those cultures and communities have been locked out. So um with north cap in your in your 80 s. Given them the opportunity to come in and and now trade those shares the same way they would in a traditional stock market. But but in in short that's the way it works basically um allowing them to buy into that the I. P. O. If they miss the I. P. O. Or want to liquidate the shares that they purchased in the I. P. O. They can do that with secondary trading or they can hold onto their shares and wait for a liquidation event on our auction or through an auction with Christie's or Sotheby's. Yeah,

spk_0: thank you. Yeah. No, and just based on what the panelists have been saying, it seems that, you know, secondary trading is expanding the tent, so bringing in, you know, various communities uh, in the, in America in the world, creating new business opportunities um with, you know, what, what he's doing with guard and then, you know, creating additional business for, you know, what a button does on the broker dealers. So I think, you know, even though every person on the panel kind of looks at it from a different perspective, you can start to see how big, you know, this innovation is for the number of different people it can touch. Um and so I would be remiss by my compliance officer if I didn't start being a little more fair and balanced because we have been talking about all the great things that can happen in secondary trading and why the market should accept it and you know, I wholeheartedly believe those, but you know, there are challenges. So you know, I'll pose this to whichever Panelist wants to take it first. What are some of the issues that you still see in secondary trading for alternatives and you know, what what some potential solutions could be for those?

spk_1: Um I think that because we're so early on, um, what happens if you, I. P. O. Michael Jordan rookie and you buy a share for $10 and then the offering is done and then it's made available on secondary and it's trading at $8. Right? And what if it happens a couple of times in a row, you're gonna feel like this isn't the right investment opportunity for me, perhaps right, Because you're seeing a reduction because there's not enough of a, of a community is not enough exposure. Um, there's there's no real institutional access that's available to to to widen the lens of investors that could buy those private securities and hold them in their brokerage account efficiently. So I think once that code is cracked and once the, and once Jerome has hundreds of millions of dollars of assets on his platform and other platforms do so that it's meaningful for institutions to focus and to make that available to their clients to get non correlated access to, you know, to private securities. I think that's really gonna be when it, when it becomes really, you know, super interesting. Um, so yeah, so yes, there are some issues that could happen that could be, you know, counterproductive for a period of time. Um, not everything continues to trade higher than the I. P. O. Price. And that is a risk. Um, but, but I think that, you know, I think the real risk is not having secondary trading because that, to me is not a very a really sustainable business model when it comes to, you know, fractional share platforms.

spk_0: Yeah, I know that that raised a lot of good points, any, anything to add jerome or

spk_3: Well, yeah, just like john said anytime you have a marketplace, but you have an inefficiency in one side of the market, it creates potential issues if you have more sellers than buyers. And I think that's platform specific. I mean that falls on, you know, the platform to do a good job of one educating on, we have this new product that you can use and you can, you can have value out of, but also to the overall market, you know why you would instead of going to stock X and flip a shoe while you come here and flip a shoe to make it easier, you know, So, um, but the biggest thing is it's just growth of the market and that comes from education across the board, company wise, industry wise, and building out a two sided marketplace where you always, you know, you always have someone on the other end that wants to participate in what you're offering. Um and that was our biggest issue starting off right, You know, we, we may have only had 50 people and You know 60 or 70% of them wanted to sell and like all of you can't sell at one time, you know, but as we've, you know, Hector who's are seeing my co founder and CMO, we decided to really focus on marketing and the educational aspect of it and really focus on what the value proposition will be and really honing in that messaging and that's done a great job for us and has allowed more people to really understand what it is and what they're getting into and more important what the value proposition is. So now we're seeing more people in a more even two sided marketplace. Yeah,

spk_0: the

spk_2: only thing I'd add to that is, you know, we're in this period of enforcement sort of by the commission where they're looking for, you know, what's going on in the marketplace and where they want to have enforcement actions. Um, and so compliance is key. Um, and so where you have these innovations and these new technologies that are coming in that can facilitate it.

That's good. But you really need to use the technology to be in compliance. And so it's a business risk really for a lot of these companies to decide, am I at a stage right now where I really need to worry about this and, and as enforcement, something I need to need to be afraid of. So, you know, I think from the, you know, the issuers perspective in the marketplace, there's a business risk out there if you're not going to be in compliance with what the rules and the, you know, what you need to comply with over time. But the other thing, you know, and just to what you're saying, I think there's a lot of excitement about the price discovery, um, you know, the secondary trading and there's no better gauge of what a company is worth than what someone will pay for a stock. I mean, I think that's brilliant. Um, so when we do this in a secondary market place, when you're doing it on your platform, you really truly see the value of what these assets are. Um, but to your point, you know, if the company does go public and it's priced wrong, that stock can go down and people are gonna be upset. So I think there's a true risk. You know, there's always risk when it comes to investment. But I think that's something that, you know, we need to and talk about, that's, that's actual risk in the market place. Even though investors might be excited and build up a company over time, it doesn't mean when it goes public, that means that stock is going to continue to go in one direction, which is up. There's, you know, there's a high probability that something circumstances the company could change, you know, socio economic, environmental conditions could affect the company and the price of that stock can go down.

spk_0: Yeah, no, I think these are all good points. So I think what I'm hearing is, you know, education is important, uh, there are regulatory risks and you know, there are, you know with any kind of new technology, new process, There are those risks, but you know, they are getting, they are getting solved. Um, so I guess what I, what I'd like to do as a kind of a follow up question is, you know, given some of the risks given, you know, a lot of the upside that we all see where specific to your business. Do you want to see things go in the next five years in this market?

spk_1: Um, I have some ideas. I have to talk to some of the attorney's here to see if they're possible and then my compliance team after that. Um, but you know, the, the idea of opening up kind of like many exchanges, like a collectibles exchange or cultural exchange, um, where, where you have, it's not just access through one app, but it's kind of like the opportunity for issuers to opt in to feature their assets on a more of like a consolidated app. Um, especially now with more coverage in the office space and then the collectible space that we're seeing and more potential market makers that are emerging and calling us and I'm sure you guys as well, um, you know, really looking to kind of bring more potential liquidity to the market place. I think having, I think there's an opportunity to, To set up kind of like, you know, these, these offshoots of the 80 s, you know, specific to certain issuers that, that have certain similarities, I think that would work really well in the real estate space, certainly in the collectible space, um, and, and that would be a lot of fun to, to work on if it's possible.

spk_0: Great.

spk_1: I

spk_2: would like to see every 80 s, every extension of an 80 S, every broker killer that needs blue sky compliance for secondary trading, pick up the phone and give me a call,

spk_3: I agree with john, in terms of just an exchange of value where you can go there and say, okay, well I'm in the business to buy a sneaker, what is the value of a sneaker? I'm in business to buy a matisse, you know, what is the value and you know, in a centralized kind of exchange. So I think that's, that's a great idea, but also really expanding upon the definition of an alternative asset. You know, I think we're doing a great job in the industry of pushing that envelope, but pushing it even further. Um, you know, so you can, you know, fractionalized someone's college education, you know, and you know, start really thinking outside the box like that if, if that's not already being done, I don't know, maybe it is, um, but just really pushing the envelope in terms of things that you can actually fractional eyes to bring more value. Um, yeah,

spk_0: no, I think those are all great ideas, I mean, you know, obviously anytime you're brainstorming, you gotta kind of think them through, but I think all of them are great ideas that you know, hopefully the market will adopt and and kind of see through. Um so I I guess the next question is, you know, has the liquidity promise uh follow through on that promise essentially. So has that promise borne out thus far and if so why has it, if not, why has it not?

spk_3: I think absolutely, um you know, as we talked about earlier, anytime you make an investment or spend money on something, you want to see a way out of that um to to make a return on it. So I think if you're serious about it from a company standpoint, if you're serious about being an alternative asset play, you have to have a way to find liquidity quick liquidity to. Um and uh and I think for our, in our case we've seen that value come to fruition um instantly actually. Um and and the more we educate, the more money we put behind marketing to educate, um I think it's, it's even gonna be even better, but the biggest thing is liquidity um anytime you can get in and out or have the opportunity as tom mentioned earlier, the opportunity to get in and out of something, make your money and move on or reinvest it, I think you're doing something good.

spk_2: Yeah, I think from the fractional space we're, you know, we're definitely seeing it right now and I think that's exciting. You know, I'm still waiting for the regs cf offering company that went out there, that's done multiple rounds. Um That has a really good exit story. Hopefully one of them that will go public or something to go on to one of these exchanges and start doing some secondary trading so that those investors that were early on get to see the benefit of the alpha that was created in that time. And then when the I. P. O. Happens, then we've got the story that the media will cover because I think you know the media only covers sensations. They only when people make millions of dollars. Um and so we're still waiting for that story. You know, it's it very well, could be a reggae company as well. Um but you know, I'm still waiting for that story that the media is gonna engage on because while we're sitting in this room talking about it and you're learning about and you're probably promoting it to your clients. The average american doesn't know about this. Um and it's going to take one of these big exits where a lot of people get rich, where the media is gonna be like wow this is an opportunity for the average

american to get into and not that everyone should. Um But you know it's it's going to open the doors. I think to what this industry um the true potential of what this industry

spk_1: is. Yeah, I looking at the numbers, it absolutely is materializing. Um, issuers should understand that there's a really cost effective, well, trodden path to pay a reasonable listing fee, um, and a very reasonable commission for the buyer and seller that participate in that, and that could be placed pretty efficiently, um, right on your own app or website that exists, you know, and, and, you know, it's, it's, it's, it's, you know, I know North is working on even making that process more streamlined, um, for certain issuers that don't necessarily want to go through building an app. They just want to have a kind of a trade now button. So they would integrate with like brittle o as a, as a transfer agent would be real time cap table management. Um, that would be in the investors dashboard. So they could log on, they could see their shares and then there could be a trade now button right next to that, that's that, that's how it should be. And I think that's, that's really the direction things are going in, um, but it's, um, it's, but there's, there's a lack of awareness out there, I think of how to set these things up in a cost effective way. Uh, and I'm telling you from my, my perspective, there's a real kind of cost effective, you know, strong, strong tech experience that, that they could have as well, um, that, that really rounds out the offering. It's not just primary, it's, you know, it's a it's a path to potential liquidity for, for all investors on their platform.

spk_0: Yeah, no, I I agree with, you know, a lot of what you guys have said, um I wanted to leave about five minutes for Q and A. Um, but before we jump into Q and A, I wanted to give each of our panelists any final thoughts they want to leave the audience in the group.

spk_1: I

spk_3: mean, my biggest thing as I mentioned is just access and opportunity, um, you know, where I grew up, how I grew up, there was no financial literacy. So platforms like this are opportunities for people to learn financial literacy through making real investments for as little as a dollar share goes a long way in terms of educating and for us it's allowing people to make their first investment in a real security, in an asset class that they're familiar with. Um for a lot of people, the stock market is way over their head, right? But you start talking about sneakers or artwork and you start to tap into something that's more emotional with people, um, and allows them to really be engaged and become engaging in a platform. So our biggest thing as I mentioned is, you know, downward group, I think I called you first and it's like, I don't know what the hell I'm doing, but let's do it, you know. Um So thanks for believing in me. Um but yeah, the biggest thing is providing technology to make the access and opportunity more accessible. And I think you guys are doing a great job. Our company is is a case study on that, you know, with our growth from, you know, using your 80 s. Um, you know, we're in a good place because of it and it's allowing us to really get back to our core, which has given us the most people a chance to now make these investments and and generate relative wealth. So yeah, great. I

spk_2: I think that it's an exciting time because just look at it from the kid's perspective, okay, our kids are on these devices, they're playing these games, they're trading these tokens that

even the N. F. T. S. That are happening, We've got the shoes, you know, that's the future. Okay, so what we thought of as traditional assets, what we thought of as investing, it's not going to go away, but there's this whole new class of investing that's coming to these young retail investors and they're going to be investing billions of dollars in it. And it's not that that's bad. I think it's it's fascinating. It's cool. Um I think our job is to let them know that, you know, hey, you know, in many cases these are securities, if you're treating them like the security and you expect profit from them and you're trading it, it's probably a security. Um, and there's rules that we have to follow. And there's regulation that has to be for, then guess what? It's not that hard to comply. And I think you had a really good point on that. It doesn't have to be expensive. You know, you can research the technologies that are out there to be in compliance with it and you can actually accomplish what you want to accomplish. You know, I think the whole N. F. T. Thing is a case study in where the market wants to be and where we need to show them that you can actually be there with pre existing regulations through issuance through blue sky filings and such and through trading on trading platforms and do it in a regulated fashion. That still allows you to accomplish it. I think we can, when we can do that today. And I think that's where we're going. We just sort of have to get over this sort of hump of one hand, not talking to the other hand,

spk_1: I think we're, where we're headed is that almost everything is going to be fractionalized because it, it addresses the issue of trapped liquidity in assets and investments. Uh, and uh, $1.8 million pair of sneakers a couple years ago. When would that trade? We trade at, at an auction house every two years, let's say right, and someone rich enough to be able to actually pay 1.9 million, you know, for it today, you break that up into $25 shares. Every fan out there could participate, that's healthy for the underlying asset. And we've seen a bump in valuation, obviously the bump goes down naturally. Um because for the first time everyone can participate and everyone could afford it, not just the super rich. Alright, so I think that, you know, regulate regulation a regulation cf combined with within a. T. S. And the opportunity to bring potential liquidity to it is healthiest for the underlying asset. We see owners of very expensive assets as well that might want to hold their $2 million art piece, but they may want to, you know, allocate, let's say 25% of it To be purchased by fractional share investors, right? So they still could hold, but they could see some liquidity for themselves and also benefit once there's a secondary market for the other 75% of the asset that they had. Uh so I think that we're gonna, we're gonna continue to see that in, you know, in every industry and we're still, you know, still in the early days.

spk_0: No, I think those are all great comments. So we've got a couple of minutes. Any questions from the audience? You Sir

spk_4: Jerome really appreciate your remarks about making things accessible to people. Uh we're at angel funding and we help people invest in shows that amplify stories of light. Um we have people asking all the time, you know, hey, I really want to contribute to this story, but I can't do 100 bucks, that's too much for me. That's where minimums have been because of the fees, how do you manage the fees? You know, you're talking about shares as little as 25 bucks, both on the up front, in the secondary to market to where it stays accessible and and profitable for someone buying at that low price point,

spk_3: you know, that's a good question. Um so every time we put in, we list in an asset, there's a, there's a price valuation, so we need to make sure that we value an asset, that one is, the market believes in, believes in that value, but also that we cover all of our fees. Um so at the very least we're underwriting it, but we cover the fees associated with listening it and still make it affordable and attainable to the people investing in it. So we do that from the jump once we identify an asset and say, hell, yo this is dope, people will invest in this, and more importantly, will make the money potentially, I gotta say, potentially regulated by the sec right, um potentially make the money, we factor in um a few extra, maybe 1000 depending on the asset, extra cost to cover the fees. Yeah, yep,

spk_0: I think we have time for maybe one more question if I'm curious

spk_5: about the awareness initiative, the education initiative. I mean, I'm in the retirement industry and you know, I'm hearing a lot about this for the first time, talking with Jerome, had a wonderful conversation over lunch. Uh, I come from a low socioeconomic background to growing up in Northeast philadelphia. Uh, so I understand Jerome when you talk about cultural communities, etcetera. Uh, but now I even work with physicians on pension plans and they don't even want to use an advisor. So that's my point. You have a big swing of people across the socioeconomic, uh, you know, sort of curve that may not know about these wonderful offerings. How do you overcome that barrier across the mall?

spk_3: Well, you know, that's interesting. Um, and actually Hector probably be better to talk to about this, but we have an interesting conundrum, whereas we have to be cool, but we also have to be Fintech as well. So everything we do like has to be a balance. Um, and I'm always talking to our investors, like our real investors, like yo, you know, I wanted to see more Fintech more graphs and, and you know, we're always combating that will, kids don't want to see graphs, they wanna see doe pass sneaker images, you know, like, so see both sides, but how can we meet them in the middle where we appeal to a grandfather who doesn't give a damn about sneakers, but wants to make this investment because it creates conversation with his grandson that he otherwise wouldn't have conversation with, you know, so education, how can we appeal, how can we tap into the fundamental emotional kind of trigger points of people looking at this as an investment but also as a cool thing to to maybe make connections with people in their lives that they otherwise wouldn't. So we're always striking that balance. It's education, marketing, education, how can we touch the most people in the most even killed way. Um And that's literally an everyday thing for us.

spk_1: Also, the nature of these exemptions in particular C. F. And A. Are there really built for mass marketing and promotion because anyone over pretty much anyone over the age of 18, you know, pretty much internationally outside of certain jurisdictions could participate. Right? And so it's in the success of the of the of the of the of the offering is generally based on the effectiveness of the marketing and promotion of the of the issue right? Or or their ability to build a community. So you have all these different communities right? In in in in collectibles and sneakers in real estate and N. F. T. S and art and resources that are out there heavily marketing

on Tiktok and facebook and direct marketing, spreading awareness, lowering the barrier to entry to anyone over 18 with $10 with a couple of swipes on an iphone with a credit card. It's never been that easy. And and and some of these communities are, are building themselves up very quickly. Some of our issuers have, you know, our fraction platforms have over a half million members of the registered users. One just got acquired by another company that has three million registered users. So there, so the, so that now they could offer more assets and more expensive assets because they can rely on hopefully be able to sell, sell them out. Um, so I think that, you know, they, this, it's gonna grow organically based on the promotion of the companies that are using these exemptions when

spk_2: You look at just investment crowdfunding in the data there. Um, it launched in 2016 when it launched, there were 16 companies, I think the first month that it launched right now, as of today, there's 734 active companies across the United States that are raising money, there's been at $1.5 billion dollars that's been invest by over 1.5 million americans. So while, you know, your clients might not be aware of it, they will become aware of it because some company in their neighborhood is going to get the local newspapers saying, hey, they're crowdfunding and offering. Um, and that's going to lead to that primary awareness of it. And then some father that, you know, takes his family to Disney remember that story. You know, you go to Disney, you love Disney, that's by Disney stock. Okay, that dialogue, that whole mentality is gonna change to you like this, this this amazing sport athlete, You like the shoes, let's buy their, you know, let's let's invest in them. So I think it's it's just it's a time thing. You know, we're gonna get there. Um, you know, it takes panels like this, it takes a lot of people talking about it. It takes the media, but we're, you know, we're moving in one direction, which is

spk_0: up. I

spk_3: think another big thing is the K. Y. C. Process. A lot of our issues come with people not wanting. I don't blame them, give their Social Security number, like, but it's educating them on, well, you have to because this is a real security and there's gotta be some level of background check on you. So once again, just education. Um, but if there's regulatory changes, I hope the K. Y. C. Process becomes much simpler in the future.

spk_0: Well, great. I think that's all the time we have for this panel. I want to thank all of my panelists for, you know, taking the time out to discuss their businesses, their experiences. I want to thank all of you in the audience for for attending and, you know, asking some thoughtful questions if there is a question that you may have that you just thought about and, you know, you're you didn't raise your hand, we didn't get to it feel free to come up to any of us throughout this summit. You know, like Jim said at the beginning, this is a function and, you know, a summit for everybody to get together and try to do more business. So again, thank you to everybody. Thank you the panelists and looking forward to the next one. Thanks.